UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Literary Playpen, Inc.

f/k/a CLUSONE ACQUISISTION CORP.

(Name of small business issuer in our charter)

Delaware

 (State or other jurisdiction of incorporation or organization)

7372

Services- Prepackaged Software

33-0889194

(Primary standard industrial

(I.R.S. Employer Identification No.)

classification code number)

1495 Ridgeview Drive, Suite 220

Reno, NV 89509

775-827-6300

(Address and telephone number of principal executive offices)

Michael J. Morrison, Esq.

1495 Ridgeview Drive, Suite 220

Reno, NV 89509

775-827-6300

(Name, address and telephone of agent for service)

Approximate date of commencement of proposed

sale to the public: As soon as practicable after the

effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "SECURITIES ACT"), check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE (1)

Title of class of

securities to be registered

Proposed maximum

Amount of

and number of shares

aggregate offering price

Registration Fee

Common Stock, par value $.001

$500,000

$125.00

           500,000 shares

Total Registration Fee $125.00

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 (c).

REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION  8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

 INFORMATION   CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.   A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE COMMISSION.  THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.  THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL NOR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

LITERARY PLAYPEN, INC.

500,000 shares of Common Stock

The registration statement of which this prospectus is a part relates to the offer and sale of 500,000 shares of our common stock by the selling security holders.

These securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See "Risk Factors".

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this preliminary prospectus is August 30, 2002

TABLE OF CONTENTS

Summary Information & Risk Factors

4

Use of Proceeds

10

Determination of Offering Price

10

Dilution

10

Selling Security Holders

11

Plan of Distribution

12

Legal Proceedings

13

Directors, Executive Officers, Promoters and Control Management

13

Security Ownership of Certain Beneficial Owners and Management

15

Description of Securities

15

Interest of Named Experts and Counsel

17

Disclosure of Commission Position on Indemnification

     for Securities Act Liabilities

17

Description of Business

17

Management's Discussion and Analysis or Plan of Operation

21

Description of Property

25

Certain Relationships and Related Transactions

25

Market for Common Equity and Related Stockholder Matters

26

Executive Compensation

26

Financial Statements

27

Changes in and Disagreements with Accountants on Accounting and

     Financial Disclosure

42

Indemnification

44

Other Expenses of Issuance and Distribution

47

Recent Sales of Unregistered Securities

47

Undertaking

48

Exhibits

50

SUMMARY INFORMATION AND RISK FACTORS

PROSPECTUS SUMMARY

You should read carefully all information in the prospectus including its detailed information and the financial statements and their explanatory notes before making an investment decision.

Our Company is in the development stage and we have never produced any revenues.

THE OFFERING

Securities Offered

500,000 shares of Common Stock, par value $.001 (See "Offering.")

Offering Price

Per Share

$1.00 (estimated solely for purpose of calculating the registration fee pursuant to Rule 457 (c)

Offering

The Shares are being offered by the selling securities holders.

Net Proceeds

The Company will receive no proceeds from this offering.

Number of Shares

Outstanding

Before the Offering: 5,500,000 Shares of Common Stock.

After the Offering: 5,500,000 Shares of Common Stock.

FINANCIAL SUMMARY INFORMATION

Because this is only a financial summary, it does not contain all the financial information that may be important to you. You should also read carefully all the information in this prospectus, including the financial statements included in this prospectus and their explanatory notes.

Balance Sheet Data

June 30, 2002

Assets

Current Assets

$

5,073

Total Assets

$

5,073

Liabilities and Equity

Accounts Payable

$

20,000

Shareholder Advances

17,400

Capital Stock

5,500

Additional Paid in Capital

2.940

Deficit accumulated during the Development Stage

(40,767)

Total Shareholder’s Deficit

$

(32,327)

Total Liabilities and Equity

$

5,073

COMPANY

Literary Playpen, Inc. is a Delaware corporation based in Reno, Nevada.  The corporation was incorporated under the laws of the State of Delaware in 1997, under the name Clusone Acquisition Corp., and changed its name to Literary Playpen, Inc. (the “Company”, “Literary Playpen” or “LPI”) in January 2002.  We are an entertainment company that owns rights to literary content by the author Sidney Sheldon. The target use for our technology is to produce pre-packaged software in the form of a series of wireless and PC-based video games intended to form a new literary art form.

RISK FACTORS

THE INVESTMENT IN THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVES AN EXCEPTIONALLY HIGH DEGREE OF RISK AND IS EXTEMELY SPECULATIVE IN NATURE. IN ADDITION TO THE OTHER INFORMATION REGARDING LITERARY PLAYPEN CONTAINED IN THIS PROSPECTUS, INVESTORS SHOULD CONSIDER MANY IMPORTANT FACTORS IN DETERMINING WHETHER TO PURCHASE THE SECURITIES OFFERED BY THIS PROSPECTUS.  THE FOLLOWING RISK FACTORS ARE NOT EXHAUSTIVE, BUT ARE MERELY ILLUSTRATIVE, OF THE SUBSTANTIAL RISKS INVOLVED IN AN INVESTMENT OF THIS NATURE.

SAFE HARBOR

This Prospectus contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the description of Literary Playpen’s plans and objectives for future operations, assumptions underlying such plans and objectives and other forward-looking statements included in "Prospectus Summary," "Use of Proceeds," and "Description of Business" in the Prospectus. Such statements, which contain terms such as “expect”, “believe”, “anticipate”, “suggest”, “indicate” and similar terms of uncertainty, are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below.

1.

HIGH RISK INVESTMENT. An investment in the Shares of Literary Playpen involves a high degree of risk.  A prospective investor should be aware that in the event our technology is not successful, any investment in Literary Playpen's Common Stock may be lost and Literary Playpen may be faced with the possibility of liquidation.  In the event of liquidation, existing shareholders will receive a greater share of the assets in relation to their cash investment in Literary Playpen than will the public shareholders, in that holders of Common Stock are entitled to share on a pro rata basis in the assets, if any, of Literary Playpen that would be available for distribution. See "Description of Business” and “Principal Shareholders".

2.

NEED FOR ADDITIONAL FINANCING.   Literary Playpen believes it has insufficient cash to develop, market and distribute our product. When more cash is required there can be no assurance that additional financing will be available or possible on terms favorable to Literary Playpen.  When more cash is required there is no assurance Literary Playpen will be able to sell additional Shares of its Common Stock or obtain other funding.  See "Use of Proceeds" and "Description of Business".

3.

EARLY STAGE OF DEVELOPMENT. Literary Playpen has not yet generated revenues from the commercialization of its proposed products. There is substantial uncertainty regarding the timing and amount of any such future revenues. We have not yet developed any proposed products, and there is no assurance we ever will.

4.

RELIANCE ON LEAD PRODUCT CANDIDATES.  We believe the success of the initial proposed products for wireless platforms to be a key to additional financing.  There can be no assurance of the success of the initial proposed products, nor can there be any assurance that if the initial proposed products are successful that this will help in our endeavors to gain additional funding.

5.

UNCERTAIN PROFITABILITY. Literary Playpen develops product in the emerging markets of wireless technology. In this emerging market the way in which profits are generated has not been fully established.  Though management at Literary Playpen believes in our estimates, those estimates are based on an unproven revenue model.  There can be no assurance that Literary Playpen will ever become profitable.

6.

WE HAVE SUBSTANTIAL NEAR-TERM CAPITAL NEEDS AND NO SOURCE OF ADITIONAL FUNDING.  We will require funding over the next twelve months to develop our business.  In fact, after paying the expenses of this offering, we will have minimal capital for operations and we will need immediate funding.  We currently have no source of funds. Our capital requirements will depend on the timing of further development of our products and services and the growth of our customer base. Our capital requirements may also depend on many other factors, which may arise and have not yet been identified. If adequate funds are not available when needed or as needed, we may be required to curtail operations or obtain funds by entering into collaboration agreements on unattractive terms. Our inability to raise capital would impair the technical, innovative, creative and presentational aspects of our products and services and our marketing abilities. In fact, if we do not obtain the necessary funding, we may be forced to cease operations.

7.

WE HAVE SUBSTANTIAL LONG-TERM CAPITAL NEEDS AND NO SOURCE OF ADDITIONAL FUNDING.  Substantial expenditures will be required in the next 12-24 months to further develop software programs and to market our services. The level of expenditures required for these activities will depend in part on whether we develop and market our products and services independently or with other companies through collaborative arrangements. If adequate funds are not available, we may be unable to develop our operations to a sufficient level to generate revenues or become profitable.

8.

WE HAVE A POOR FINANCIAL CONDITION AND MAY BE UNABLE TO ADEQUATELY DEVELOP OUR BUSINESS.     Because we have no operating history, assets, or revenue sources, an investor cannot determine if we will ever be profitable. We will experience financial difficulties during our operational development and beyond. We may be unable to operate profitably, even if we develop operations and generate revenues. We plan to generate revenues from sales to potential users of our products and services. There can be no assurance that our revenues will exceed our costs. There can be no assurance that our revenues will allow us to provide products and services that will attract users in a useful, efficient and timely fashion. Our poor financial condition could adversely affect our ability to generate revenues.

9.

WE DO NOT HAVE ANY MATERIAL CONTRACTS OR FUTURE PROSPECTS FOR MATERIAL CONTRACTS AND THIS MAY CAUSE OUR BUSINESS TO SUFFER. We have no contracts or prospective contracts that will assist us in promoting or further developing our products and services or operations. We have no contracts with programmers, Internet, games, computer, technical or marketing professionals that would assist us in the development, selection, presentational or technical aspects of our products and services. We have no contracts or prospective contracts with other software developers or distributors. We have not developed a plan to obtain any of these contracts.  If we fail to develop contracts with other software developers, programmers, or other professionals, our revenues will be negatively impacted.

10.

POTENTIAL INCREASE IN DEVELOPMENT TIME AND COSTS. Development of computer software often runs into unforeseen obstacles.  This potential problem may be made worse by the emerging technology our proposed products are based on.  There is no assurance that, despite the years of experience of our management team in technology and video game development, our proposed products will finish development on time or within budgeted costs, or at all.

11.

DEPENDENCE ON EFFORTS OF COLLABORATIVE PARTNERS TO COMMERCIALIZE PRODUCTS. There are several potential developments in our strategy. One of these strategies allows the PC-based product to gain distribution by inclusion of a CDROM in the dust jacket of best selling books of the writers whose product is represented in the game. To distribute our product in this way we will need to collaborate with both the writer and their publisher.  There is no guarantee that writers and their book publishers will allow this form of distribution. There is no guarantee that writers and their book publishers if they allow this form of distribution will do so on terms favorable to Literary Playpen.

Our wireless product may or may not gain exposure from its wireless network partner.  Network providers, especially those in the U.S., earn revenue on the basis of time and minutes of usage, so they often feature high-usage applications (such as the one designed by LPI) on their “home page” (the screen all wireless web users visit first to gain entry to any application on the network).  Despite the celebrity and literary appeal of our proposed products and their design to increase usage, wireless network providers are under no requirement to feature us on their home pages, or promote our product in any way.

LPI may be reliant on “click-through” or other advertising mechanisms on e-commerce or other sites (such as Amazon.com).  Though such advertising is common practice, there can be no assurance that we can acquire such advertising on terms favorable to LPI.

12.

DAMAGE TO INFRASTRUCTURE FROM OUTSIDE FORCES; TERRORISTS.  Interactive literature, as designed by LPI’s team, consists of software on large-scale “data center” systems at one or more physical locations which may be damaged by attacks by hackers, viruses, hardware failure, operating system failure, electrical failure, fire, and many other forces outside the control of LPI staff.  Additionally, hackers may find ways to exploit unknown flaws in systems to gain illegal entry to cheat billing or otherwise cause harm.  Hackers are known to publish flaws they discover in a variety of underground media, so it is possible these flaws may become well known and damage may occur before Literary Playpen fixes the flaw. In addition terrorist activities may cause an interruption and or destruction of our business.

13.

LACK OF INTEREST OF TARGET AUDIENCE.  We believe the core demographic of our proposed products based on information provided by Sidney Sheldon’s publishers to be young women.  This sizeable market is very difficult to penetrate and there is no assurance our marketing efforts will be successful with this or any other audience.

14.

OVERWHELMING NEED FOR CUSTOMER SERVICE.  There are many examples of computer-based products that became successful much faster than anticipated.  While everyone loves success, too much, too fast, often results in customer service getting overwhelmed.  The direct result (i.e.: long on-hold times for telephone support, or the support web site crashing) may lead to an indirect result, namely: a bad reputation for support among critics and the public.  Customer support is often maintained by a third party, and there is a possibility our customer support partner will have problems whose solution is beyond the control of LPI. We have not yet identified or contracted any third party for customer support services and the inability to do so may adversely impact our business and potential revenue. Even in the event customer service systems are not overwhelmed, there can be no guarantee a bad reputation for support or bad support will be avoided, which may or may not impact revenue.

15.

DEPENDENCE ON HOSTING SERVICE PARTNERS.  The technical structure of LPI’s proposed products requires very high-end systems in multiple locations.  Vendors, called “hosting service providers,” supply such services for fees, usually based on usage.  Despite our careful attention, it is possible the hosting partners we choose may encounter problems with their systems, or may otherwise not provide service on acceptable terms; the solution may or may not be within the control of Literary Playpen staff. At this time, we do not have any agreements with hosting partners, and have not identified or contracted any hosting partners, and the inability to do so may have an adverse affect on our business and potential revenue.

16.

RISK OF TECHNOLOGICAL OBSOLESCENCE. Literary Playpen’s proposed products are being designed to capitalize on two of the most dynamically emerging technologies: wireless Internet and so-called “massively multiplayer” design.  Whenever systems are designed at the cutting edge of technology, there is a possibility that sudden shifts in standards of programming language, transport protocols and other mechanisms may cause a successful product to be unpopular, as the availability of that product dwindles due to incompatibility with other computer systems.  There can be no assurance that, despite efforts by our staff and outsourced partners, a sudden shift in standards will not negatively affect our revenue or profitability.

17.

INABILITY TO ACQUIRE ADDITIONAL CONTENT.  One of the keys to the successful development of a new literary form is content by writers popular in standard literary forms.  Literary Playpen has gained the rights to certain works by Sidney Sheldon for such content, but literature is more than the works of one author regardless of that author’s popularity.  Ongoing negotiations with literary figures, agents and publishers seek additional content.  However, it cannot be guaranteed that additional content will be available on terms favorable to LPI, or at all, for that matter.

18.

POTENTIAL COMPETITION.  To our knowledge, no other parties are pursuing this new interactive literary format; however it is possible that a similar product is being produced and represents unforeseen competition to Literary Playpen.  Further, it is possible that our proposed product may be successful enough to draw the attention of others capable of successfully developing a competitive product.  Such competition may come from existing video game developers large and small, book publishers, or other sources, and present a threat to sales of our proposed products and/or a threat to acquisition of literary content and/or other threats to our success.  Competitors may adversely affect our business.

19.

INABILITY TO GAIN ACCESS TO WIRELESS NETWORKS.  A requirement of distributing a wireless application is for that application to be accepted on the various wireless networks emerging worldwide.  Since each network, often multiple networks, within a single geography may require a separate negotiation; it is likely we will not gain access to all desired wireless networks on terms favorable to Literary Playpen.  It is possible that we will not gain access to any wireless network.

20.

INFRINGEMENT OF PROPRIETARY RIGHTS. Literary Playpen may be subject to claims that it infringes the proprietary rights of others including, but not limited to, trademarks, copyrights, patents or other intellectual property.  Others may obtain or own proprietary rights claiming products or processes that are necessary for, or useful to, the development, use or distribution of our proposed products. Such people could bring legal actions against Literary Playpen claiming infringement and seeking damages and injunctive relief. We may be required to obtain licenses from others to continue to develop, distribute or market its proposed products or may be required to cease those activities. There can be no assurance that we will obtain such licenses on acceptable terms, if at all. There can be no assurance that our current and proposed future activities will not be challenged someday in the United States or abroad, there is no assurance that we will necessarily prevail in such a challenge, that proprietary rights have not issued or will not issue containing claims which may significantly limit the proposed activities of Literary Playpen, or that we will not become involved in costly, time-consuming litigation or interference proceedings regarding proprietary rights, including actions brought to challenge or invalidate Literary Playpen's own proprietary rights. See "Description of Business -- Patents and Proprietary Rights."

21.    POTENTIAL INABILITY TO PROTECT UNPATENTED TECHNOLOGY. We will also seek to protect our proprietary technology, including technology, which may not be patented or patentable, in part, by having confidentiality agreements and, in certain cases, inventors' rights agreements with our collaborators (if any), advisors, employees and consultants. Although we do not have any rights agreements, if we ever do, there can be no assurance that any such agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise be disclosed to, or discovered by, competitors. See "Description of Business -- Patents and Proprietary Rights."

22.

DEPENDENCE ON KEY PERSONNEL. Our company’s success depends in large part upon Jesse Sackman, its Chief Executive Officer, and Paul Sackman and Sidney Sheldon, technical advisors.  The loss of the services of any one of these key personnel could have a material adverse effect on Literary Playpen and significantly impede the achievement of its development objectives.  Our continued expansion in areas and activities requiring additional expertise may necessitate the recruitment of additional management and technical personnel. There can be no assurance that we will be able to attract and retain such personnel on acceptable terms, given the competition for such personnel among numerous technology-based companies, many of which are larger and have greater resources than Literary Playpen. See “Management.”

23.

LACK OF STANDARDS IN EMERGING U.S. WIRELESS TECHNOLOGY. Literary Playpen’s proposed wireless products may be released in Japan where a standard, called “iMode,” exists due to the state-run wireless infrastructure.  In the United States, however, such a standard has not emerged and will likely not become accepted for common use for several years.  Different versions of our proposed product, developed to support the various language and protocols used by the many cellular and other wireless networks emerging in the U.S., may present difficulties beyond our control.

 24.

DEVELOPMENT PROBLEMS WITH iMODE SYSTEMS.  We prefer to outsource development of foreign language product, specifically the iMode product in Japan, to programmers and system specialists in those nations or to U.S. developers intimately knowledgeable of those systems.  Development with non-English-speaking teams or individuals presents a challenge to Literary Playpen’s ability to successfully develop and support products in those nations or on those networks that employ the standards of those nations.  Development with U.S.-based developers knowledgeable in such foreign systems presents a challenge that such product must be compatible with those systems or that translation of the English-language content would occur.  It cannot be guaranteed that we can successfully develop and distribute any product on foreign systems, including iMode-based systems, such as those in Japan.

25.

DETERIORATION OF U.S. ECONOMY.  In the currently uncertain U.S. economy, there can be no guarantee our company will not be negatively affected by current and/or future circumstances.  Deterioration of the economy may negatively affect the emergence of wireless technology in the United States, the book publishing industry, or any other component of LPI’s strategy, which may or may not negatively impact our ability to gain revenue and/or contain costs.

26.

UNCERTAINTY OF REVENUE.  As wireless and other markets for LPI proposed products emerge, standards of revenue have, and will likely continue, to shift.  Some wireless network providers license products based on usage of their networks, while others attempt to purchase it outright.  There are potentially as many forms of revenue, both in the U.S. and abroad, as there are wireless networks.  Because of this, there can be no assurance of accurate estimation of revenue, or any revenue at all, from Literary Playpen’s proposed products.

27.

ABSENCE OF LIABILITY AND ERRORS-AND-OMMISSIONS INSURANCE. As with any business, there is a possibility of the need for liability and errors-and-omissions insurance.  We currently maintain no such insurance, though it is our intent to obtain insurance upon funding. In addition, there can be no guarantee that we will be able to obtain or maintain insurance coverage in the future on acceptable terms or that any claims against Literary Playpen will not exceed the amount of such coverage, if any.

28.

VOLATILITY OF STOCK PRICE. The market prices for securities have been volatile. Many external factors may have a significant impact on our business and on the market price of the Common Stock such as, announcements of technological innovations or new commercial products by us or our competitors, developments concerning proprietary rights, including patents and litigation matters, publicity regarding actual or potential products under development by us or our competitors, regulatory developments in both the United States and foreign countries.  Assuming a market is developed and maintained, of which there can be no assurance, these factors may alter the stock price.  There is currently no market for the company’s securities.

29.

SHARES ELIGIBLE FOR FUTURE SALE. A total of 500,000 shares of our total outstanding common stock are currently eligible for sale pursuant to Rule 144 of the Securities Act of 1933, as amended. Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock, assuming a market exists, of which there can be no assurance. Additional shares, including the 5,000,000 held beneficially by persons who are officers, directors, and control persons, may also become available for sale in the public market from time to time in the future. The sale of these shares could have a significant adverse effect on the market price of the Common Stock, if any. See "Description of Securities” and "Principal Shareholders."

30.

POSSIBLE RULE 144 SALES.   A total of 5,500,000 shares of Common Stock have been issued by Literary Playpen prior to this Offering and 5,000,000 of those shares are held beneficially by persons who are officers, directors and control persons, and 500,000 shares are held by other persons, which will be registered securities by this offering, but all of whom currently hold such shares as "restricted securities", as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act").

These 5,000,000 shares of Common Stock may only be sold in compliance with Rule 144, which provides, in essence, that a person (or persons whose shares are aggregated) beneficially owning restricted securities for a period of one year may sell, every three months, in brokerage transactions, a number of shares equal to the greater of one percent of the total number Literary Playpen’s then outstanding shares of Common Stock or the average weekly trading volume in our Common Stock during the preceding four calendar weeks.  All of the 5,500,000 shares presently outstanding were issued between April 1997 and January 2002.  The possible sale of these restricted shares eligible to be sold under Rule 144, may, in the future, have a depressive effect on the price of our Common Stock in the over-the-counter market, assuming there ever is such a market, of which there can be no assurance.  Furthermore, persons holding restricted securities for two years, who are not "affiliates" of Literary Playpen, as that term is defined in Rule 144, may sell their shares pursuant to Rule 144 without any limitations on the number of shares sold.  See "Principal Shareholders”, "Dilution” and “ Shares Eligible For Future Sale."

31.

ABSENCE OF DIVIDENDS. We have not paid any cash dividends on the Common Stock since inception and do not anticipate paying cash dividends in the foreseeable future.

32.

ANTI-TAKEOVER PROVISIONS. The Board of Directors has the authority to issue shares of common stock without further action by the shareholders of Literary Playpen. In addition, Literary Playpen's Articles of Incorporation and By-Laws contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of Literary Playpen. Such provisions could limit future prices that certain investors might be willing to pay for shares of Common Stock. These provisions, which include indemnification of the Board of Directors, could also have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of Literary Playpen.

33.

NO PUBLIC MARKET FOR THE COMMON STOCK. Prior to this Offering, there has been no public market for Literary Playpen’s securities, and there is no assurance that one will develop at the conclusion of this Offering.  See “The Offering” and “Description of Securities”.

34.

CONFLICTS OF INTEREST; TIME DEVOTED BY EMPLOYEES. Our management presently devotes time to other companies or projects that may compete, directly or indirectly, with Literary Playpen, both in existing business activities and in seeking investment/business opportunities and the subsequent operations thereof.  An attempt will be made with regard to any conflicts of interest between Literary Playpen and management to resolve such conflicts in favor of Literary Playpen.  In the future, it may be necessary to hire employees at substantial expense; however, as of the date of this Offering, no specific additional employees are contemplated. None of our employees will devote 100% of their time to the business of Literary Playpen. See "Management" and “Certain Relationships and Related Transactions”.

                35.   IF THE SECURITIES DO NOT MEET BLUE SKY RESALE REQUIREMENTS, YOU MAY BE UNABLE TO RESELL YOUR SECURITIES.    The securities offered by this prospectus must meet the blue-sky resale requirements in the states in which the proposed purchasers reside. If we fail to meet these qualifications, the securities may be deprived of any value. Since we have extremely limited capital, we may not be able to afford the expenses necessary to meet Blue Sky requirements.

USE OF PROCEEDS

Not applicable. We will not receive any proceeds from the sale of the securities by the selling security holders.

DETERMINATION OF OFFERING PRICE

Not applicable. The selling security holders will be able to determine the price at which they sell their securities.

DILUTION

Not applicable. We are not registering any unissued shares in this registration statement.

SELLING SECURITY HOLDERS

The securities are being sold by the selling security holders named below. The table indicates that all the securities will be available for resale after the offering. However, any or all of the securities listed below may be retained by any of the selling security holders, and therefore, no accurate forecast can be made as to the number of securities that will be held by the selling security holders upon termination of this offering. We believe that the selling security holders listed in the table have sole voting and investment powers with respect to the securities indicated. We will not receive any proceeds from the sale of the securities.

Before Offering

Before Offering

After Offering

After Offering

Shares

Percent

Percent

Percent

Name of Beneficial Owner

Owned(1)

Owned (1)

Owned (2)

Owned (2)

CASATI Romana

29,000

less than 1%

29,000

Less than 1%

DENTI Mariantonietta

4,000

less than 1%

  4,000

       less than 1%

MONDINI Silvana

4,000

less than 1%

  4,000

less than 1%

MONDINI Livio

2,000

less than 1%

  2,000

less than 1%

CALVI Silvio

1,000

less than 1%

  1,000

less than 1%

ALZATE Nazarena

500

less than 1%

     500

less than 1%

BELOMETTI Arnaldo

500

less than 1%

500

less than 1%

COGGI Andrea

500

less than 1%

500

less than 1%

CORMIO Angelo

500

less than 1%

500

less than 1%

GAMBIRASIO Davide

500

less than 1%

500

less than 1%

GARLASCHI Claudio

500

less than 1%

500

less than 1%

GIASSI Vladimiro

500

less than 1%

500

less than 1%

VALIANTE Piergiorgio

2,000

less than 1%

2,000

less than 1%

DELLA MEA Ines

500

less than 1%

500

less than 1%

MONDINI Giorgio

1,000

less than 1%

1,000

less than 1%

MORONI Silvia

500

less than 1%

500

less than 1%

POMA Dario

500

less than 1%

500

less than 1%

SANTINELLI Paolo

500

less than 1%

500

less than 1%

ZALTIERI Fabio

500

less than 1%

500

less than 1%

BONI Marco

1,000

less than 1%

1,000

less than 1%

EMMANUELE Giovanna

1,000

less than 1%

1,000

less than 1%

GALATI Roberto

1,000

less than 1%

1,000

less than 1%

GAMBA Tiziano

1,000

less than 1%

1,000

less than 1%

SANTINELLI Maria

1,000

less than 1%

1,000

less than 1%

VALBONESI Luigi

1,000

less than 1%

1,000

less than 1%

ALLEN, Ailbe

2,500

less than 1%

2,500

less than 1%

ALLEN, Ailbe

1,500

less than 1%

1,500

less than 1%

ALLEN, Brendan

1,500

less than 1%

1,500

less than 1%

ALLEN, Brendan D. (Jnr)

1,500

less than 1%

1,500

less than 1%

ALLEN, Eileen

1,500

less than 1%

1,500

less than 1%

ALLEN, Fiona

1,500

less than 1%

1,500

less than 1%

ALLEN, Irene

1,500

less than 1%

1,500

less than 1%

ALLEN, Kathryn

1,500

less than 1%

1,500

less than 1%

ALLEN, Margaret

1,500

less than 1%

1,500

less than 1%

ALLEN, Mary

1,500

less than 1%

1,500

less than 1%

ALLEN, Patricia

1,500

less than 1%

1,500

less than 1%

COMERFORD, Siobhan

1,500

less than 1%

1,500

less than 1%

CULLEN, Geraldine

1,500

less than 1%

1,500

less than 1%

DENNY, Deirdre

1,500

less than 1%

1,500

less than 1%

KENNY, Carmel

1,500

less than 1%

1,500

less than 1%

O'SULLIVAN, Maria

1,500

less than 1%

1,500

less than 1%

BRYANT Gary

139,000

2.53%

139,000

2.53%

CACCIAMATTA Danilo (3)

139,000

2.53%

139,000

2.53%

TEMPLEMORE Partners

139,000

2.53%

139,000

2.53%

HEIN Marcia

3,000

less than 1%

3,000

less than 1%

TOTAL

500,000

500,000

(1)

Percentage of Beneficial ownership is based on 5,500,000 shares of Common Stock outstanding as of August28, 2002.

(2)

Assumes the sale of all shares offered by the Selling Security Holder.

(3)

Except for Mr. Danilo Cacciamatta none of the selling security holders have, or ever had, any material relationship with our corporation or any of its predecessors and/or affiliates. Mr. Cacciamatta is the former CEO of the registrant.

We intend to seek qualification for sale of the securities in those states where the securities will be offered. That qualification is necessary to resell the securities in the public market and only if the securities are qualified for sale or are exempt from qualification in the states in which the selling shareholders or proposed purchasers reside. There is no assurance that the states in which we seek qualification will approve of resales of our securities resales.

PLAN OF DISTRIBUTION

The securities offered by this prospectus may be sold by the selling security holders or by those to whom the shares are transferred. We are not aware of any underwriting arrangements that have been entered into by the selling security holders. The distribution of the securities by the selling security holders may be effected in one or more transactions that may take place in the over-the-counter market, assuming a market for our securities exists, including broker's transactions, privately negotiated transactions or through sales to one or more dealers acting as principals in the resale of these securities.

Any of the selling security holders, acting alone or in concert with one another, may be considered statutory underwriters under the Securities Act of 1933, if they are directly or indirectly conducting an illegal distribution of the securities on behalf of our corporation. For instance, an illegal distribution may occur if any of the selling securities holders provide us with cash proceeds from their sales of the securities. If any of the selling shareholders are determined to be underwriters, they may be liable for securities violations in connection with any material misrepresentations or omissions made in this prospectus.

In addition, the selling security holders and any brokers and dealers through whom sales of the securities are made may be deemed to be "UNDERWRITERS" within the meaning of the Securities Act, and the commissions or discounts and other compensation paid to the persons may be regarded as underwriters' compensation.

The selling security holders may pledge all or a portion of the securities they own as collateral for margin accounts or in loan transactions, and the securities may be resold pursuant to the terms of the pledges, accounts or loan transactions. Upon default by the selling security holders, the pledgee in the loan transaction would have the same rights of sale as the selling security holders under this prospectus. The selling security holders may also transfer securities owned in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any transfer the transferee would have the same rights of sale as the selling security holders under this prospectus.

In addition to, and without limiting the abovementioned, each of the selling security holders and any other person participating in a distribution will be affected by the applicable provisions of the Securities Exchange Act of 1934, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling security holders or any other person. Furthermore, transferees who replace selling security holders will need to be named in the prospectus filed as part of a post-effective amendment to this registration statement before they may accede to the rights of the named selling security holder.

There can be no assurances that the selling security holders will sell any or all of the securities. In order to comply with state securities laws, if applicable, the securities will be sold in jurisdictions only through registered or licensed brokers or dealers. In various states, the securities may not be sold unless these securities have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with. Under applicable rules and regulations of the Exchange Act, as amended, any person who is engaged in a distribution of the securities may not simultaneously engage in market-making activities in these securities for a period of one or five business days prior to the commencement of the distribution.

All of the preceding information may affect the marketability of the securities. Pursuant to the various agreements we have with the selling securities holders, we will pay all the fees and expenses incident to the registration of the securities, other than the selling security holders' pro rata share of underwriting discounts and commissions which is to be paid by the selling security holders.

LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings, which involve Literary Playpen, Inc.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL MANAGEMENT

EMPLOYEES

As of August 30, 2002, Literary Playpen had 2 employees: Jesse A. Sackman and Roberto Crawford, neither of whom provide 100% of their time to the business of Literary Playpen. Literary Playpen considers its relations with these employees to be good and has experienced no employee turnover.

None of Literary Playpen's employees are covered by a collective bargaining agreement. Literary Playpen has entered into confidentiality agreements with these Employees, as well as all other officers, directors and members of our Technology Advisory Board.

MANAGEMENT

The executive officers, directors, members of the Technology Advisory Board are as follows:

NAME

AGE

POSITION

Jesse A. Sackman

37

President, C.E.O. and Director

Paul Sackman

42

Member Advisory Board (1)

Roberto Crawford

61

C.F.O, Treasurer and Director

Sidney Sheldon

83

Member Advisory Board

Steve Lehman

49

Member Advisory Board (2)

Robert Y. Lee

38

Member Advisory Board (2)

Michael J. Morrison

56

Secretary and Director

(1) Upon acquisition of Directors and Officers insurance, following sufficient capitalization, Paul Sackman shall assume the position of President and Director. There are no family relationships among our officers, directors, or persons nominated for such positions other than Mr. Paul Sackman and Mr. Jesse Sackman who are brothers.

(2) Upon acquisition of Directors and Officers insurance, following sufficient capitalization, Mr. Lehman and Mr. Lee shall assume positions as Directors. No officer, director, or persons nominated for these positions, and no promoter or significant employee of our corporation has been involved in legal proceedings that would be material to an evaluation of our management.

Background of Officers, Directors and Advisory Board

Director, President and Chief Executive Officer - Jesse A. Sackman

Since 1985 Mr. Sackman has been president of NetReady Systems, Inc., a consulting firm managing network and Internet systems for companies such as Wyndham Hotel Group and Dial Corporation.  Mr. Sackman is a twenty-three year veteran of the personal computer industry dating back to 1977.  He will devote approximately 50% of his time to the business of the Company.

Member Advisory Board - Paul Sackman

Since 1995 Mr. Sackman has developed and marketed video game products as an executive at Interplay, Inc. and Crave Entertainment, Inc.  Mr. Sackman has considerable experience negotiating licensing deals with celebrities, a valuable talent for Literary Playpen. He will devote approximately 50% of his time to the business of the Company.

Director, Chief Financial Officer and Treasurer - Roberto Crawford

From 1987 to 2001 Mr. Crawford managed finances and acted as Chief Financial Officer for Premiere Radio Networks, Inc., now a division of Clear Channel Communications. Mr. Crawford serves as Chief Financial Officer, President and/or Director for several corporations. He will devote approximately 50% of his time to the business of the Company.

Director and Secretary – Michael J. Morrison

Mr. Morrison has been an attorney for 26 years. Mr. Morrison received a B.S. Degree in Engineering Management from the U.S. Air Force Academy in 1968, and a J.D. Degree from the University of the Pacific, McGeorge School of Law in 1976. He is admitted to practice in Nevada (1977), California (1976) and the District of Columbia (1978). He is a member of the Washoe County, State of Nevada (Member, Business Section) and American (Member, Business Section) Bar Associations. He will devote approximately 5% of his time to the business of the Company.

Member Advisory Board – Steve Lehman

Mr. Lehman was President and CEO of Premiere Radio Networks, Inc. from company inception to sale of the company for $190 million to Jacor (now Clear Channel Communications).  From 1999 to January 2001 Mr. Lehman was President and CEO of E4L, Inc. (f/k/a National Media, Inc.).  He is currently a Principal in the Investment Banking firm of Broadstream Capital Partners, LLC.  He will devote approximately 5% of his time to the business of the Company.

Member Advisory Board – Robert Y. Lee

From 1983 to 2000, Mr. Lee was President and CEO of Video City, Inc. (a publicly traded company) and founded its predecessor, Lee Video City.  Since 2000 Mr. Lee has been Chairman of the Board of Video City, Inc. He will devote approximately 5% of his time to the business of the Company.

Technical Advisor - Sidney Sheldon

Sidney Sheldon is one of the best-selling authors of the twentieth century, whose books have sold more than 300 million copies in more than 100 countries.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL SHAREHOLDERS

       The following table sets forth certain information regarding beneficial ownership of Literary Playpen's Common Stock as of August 30, 2002, by (i) each stockholder known by Literary Playpen to be the beneficial owner of more than 10% of the outstanding shares of Common Stock, (ii) each director and advisory board member of Literary Playpen, (iii) Literary Playpen's Chief Executive Officer and other executive officers, and (iv) all directors, advisory board members and executive officers as a group.

Before Offering

Before Offering

After Offering

Shares

Percent

Percent

Name and address of Beneficial Owner (**)

Owned(1)

Owned (1)

Owned (2)

Sidney Sheldon

1,257,416

22.86%

22.86%

9100 Wilshire Blvd #1000W

Beverly Hills, CA 90212

Jesse A Sackman

875,874

15.92%

15.92%

4323 Bellingham Ave

Studio City, CA 91604

Paul Sackman

882,941

16.05%

16.05%

9 Pacific Grove

Irvine, CA 92602

Roberto Crawford

756,295

13.75%

13.75%

Post Office Box 6138

Reno, NV 89513

Michael Morrison

676,294

12.29%

12.29%

1495 Ridgeview Drive Suite 220

Reno, NV 89509

Steve Lehman

50,000

0.91%

0.91%

Robert Y. Lee

50,000

0.91%

0.91%

All Directors, advisors, and officers as a group

4,548,820

82.71%

82.71%

**

Addresses are given for beneficial owners of more than 10% of the outstanding Common Stock only. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Schedule includes Beneficial Owners of 5% of the outstanding Common Stock only.

(1).

Percentage of beneficial ownership is based on 5,500,000 shares of Common Stock outstanding as of August 30, 2002.

(2).

Assumes shareholder does not purchase any Shares in this offering.

Changes in Control: There are currently no arrangements, which would result in a change in control of Literary Playpen, Inc.

DESCRIPTION OF SECURITIES

Capital Stock

COMMON STOCK

The Company is authorized to issue 20,000,000 shares of Common Stock, $.001 par value, of which, as of the date of this Prospectus, 5,500,000 shares were issued and outstanding and held of record by 72 stockholders. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Delaware law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares.  Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

PREFERRED STOCK

The Company is authorized to issue 10,000,000 shares of $.001 par value preferred stock ("Preferred Stock"). No shares of Preferred Stock presently are outstanding and the Company has no present plans to issue any such shares. The Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without action by the holders of the Common Stock, may fix or alter the voting rights, redemption provisions, (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights and any other rights preferences, privileges and restrictions of any wholly unissued series of Preferred Stock. The Board of Directors, without stockholder approval, can issue shares of Preferred Stock with rights that could adversely affect the rights of the holders of Common Stock. The issuance of shares of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company or other corporate action.

The Board of Directors is authorized to issue additional Common Stock and Preferred Stock within the limits authorized by our Articles of Incorporation and Bylaws.

The foregoing description concerning the Common Stock and Preferred Stock of Literary Playpen does not purport to be complete.  Reference is made to Literary Playpen's Articles of Incorporation and Bylaws, as well as the applicable statutes of the State of Delaware, for a more complete description of the rights and liabilities of shareholders.

Non-Cumulative Voting

The holders of shares of Common Stock of Literary Playpen do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Literary Playpen's directors.  After this Offering is completed, the present shareholders will own 100% of the outstanding shares.  (See "Principal Shareholders.")

Dividends

As of the date of this Prospectus, we have not paid any cash dividends to shareholders nor do we anticipate payment of any such cash dividends in the foreseeable future.  The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon earnings, if any, capital requirements and the financial position of Literary Playpen, general economic conditions, and other pertinent factors.

Miscellaneous Rights and Provisions.

Holders of common stock have no cumulative voting rights, and no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities and payment of the applicable liquidation preference of any outstanding loan or financing documents.

STOCK TRANSFER AGENT

The company has engaged the services of “The Nevada Agency and Trust Company” with offices at Suite 880, Bank of America Plaza, 50 West Liberty Street, Reno, Nevada 89501, an independent stock transfer agency to serve as our registrar and stock transfer agent.

SHARES ELIGIBLE FOR FUTURE SALE.

The 500,000 shares of common stock registered in this offering will be freely tradable without restrictions under the Securities Act. No shares held by our "affiliates" (officers, directors or 10% shareholders) are being registered hereunder. The remaining 5,000,000 of our outstanding shares are held by affiliates, all of which have been held for less than one year, and are subject to the sale limitations imposed by Rule 144. The availability for sale of substantial amounts of common stock under Rule 144 once all statutory requirements have been met could adversely affect prevailing market prices for our securities.

In general, under Rule 144, as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding any sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding any sale.

INTEREST OF NAMED EXPERTS AND COUNSEL

ACCOUNTANTS

Our Audited Financial Statements from December 31, 2001 have been included in this prospectus and have been prepared by the Accountancy firm of “Mark Bailey and Company, Ltd” of 1495 Ridgeview Drive, Suite 200, Reno, Nevada 89509. We have relied upon Mark Bailey and Company as experts in accounting and auditing.

LEGAL MATTERS

The law office of Michael J. Morrison, Chtd., 1495 Ridgeview Drive, Suite 220, Reno, Nevada 89509, telephone 775-827-6300, has passed upon the validity of the shares offered and certain other legal matters in connection with this registration statement.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the SEC, the indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification arises against the liabilities, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether the indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issues.  The only incidents this would not hold validity is the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceedings, is asserted by the director, officer, or controlling person in connection with any securities being registered

DESCRIPTION OF BUSINESS

General

Literary Playpen, Inc. (“LPI”) develops online and wireless interactive games based on fiction by established writers, such as our largest shareholder Sidney Sheldon.  These games may be distributed in the jackets of published novels.

Wireless technology, in the form of Personal Digital Assistants (PDAs, such as Palm) or cellular telephones, is growing quickly in the U.S. and abroad.  Wireless carriers such as AT&T, Verizon, Sprint and Cingular are marketing to draw people to spend time on their cell phones with non-voice services, such as video games and messaging.  Such carriers are actively seeking and purchasing content to provide on their wireless networks.

We anticipate that LPI’s content, story-based wireless games written by popular authors, may garner significant licensing fees from wireless carriers.

We believe that we have a strong technical foundation to develop the games proposed in this Summary.  LPI's founder/CEO, Jesse Sackman, has program development experience dating back to the beginnings of the personal computer industry.  Paul Sackman, technical advisor, has a long management history in the interactive video game industry.

Description of Our Interactive Literature Products

LPI’s products seek to create a new literary art form, in which a storyline changes due to controls the reader possesses.

Our wireless products present the reader with the text of the story.  As with a paper book, the reader simply reads through the story.  During the reading, however, the reader may define the lead character’s emotional state.  These changes may affect the outcome of the story.

For example, a reader may read a section in which the lead character is faced with a darkened alley.  They read that the character boldly enters the alley and is killed by an unseen perpetrator.  The reader may back up and re-read the section, only this time increasing the character’s state of anxiety through the keypad.  In this reading, the character is too scared to enter the alley, runs away and lives to pursue the rest of the story.  In either reading, the story appears as an unbroken stream of text, providing truly interactive literature.

Other products may expand upon this concept to make use of the technology upon which they run.

Patents And Proprietary Rights

We intend to pursue a policy of obtaining patent protection for patentable subject matter in its proprietary technology.  There can be no assurance, however, that any such patent applications will issue as patents, or that any patent, which may be issued, will provide a preferred position with respect to the technology or products it covers.

Although we intend to pursue patent protection, significant legal issues remain as to the extent to which patent protection may be afforded, in both the United States and foreign countries. Therefore, we also intend to rely upon trade secrets, know-how and continuing technological advancement to develop and maintain its competitive position. Disclosure of the Company's know-how is generally protected under confidentiality agreements. There can be no assurance, however, that all confidentiality agreements will be honored, that third parties will not develop equivalent technology independently, that disputes will not arise as to the ownership of technical information or that wrongful disclosure of our trade secrets will not occur.

Certain products and processes important to Literary Playpen may be subject, in the future, to patent protection obtained by others. Interactive entertainment and its underlying technologies are developing rapidly. Because many patent applications have been filed in this field in recent years, the scope that courts will give to the claims of patents issued from such applications and the nature of these claims cannot be predicted. It is premature to predict what general trend, if any, will emerge as to the extent of allowed claims for products and related uses.  The allowance of broader claims may increase the incidence and cost of interference proceedings at the United States Patent and Trademark Office and the risk of infringement litigation. A policy of allowing narrower claims, conversely, could limit the value of Literary Playpen's proprietary rights under its patents. It is possible that Patent and Trademark Office interference proceedings will occur with respect to a number of Literary Playpen's patent applications or issued patents. It is also likely that subject matter patented by others will be required by our company to research, develop, or commercialize at least some of our proposed products. No assurance can be given that licenses under any such patent rights of others will be made available on acceptable terms.

Literary Playpen Technology and Development

The founders of LPI have been researching and developing interactive literature for over a year in preparation for the full-scale implementation of this new literary form.

The key to our proposed products rests on the text itself, not the technology behind it.  Simplicity of technological design has been the driving force in LPI’s development.  Just as special effects can only do so much for a feature motion picture, the same goes for interactive literature.  The quality of the story, the surprise twists, the interesting text that only a quality writer, such as Sidney Sheldon, can create are the key to the success of LPI’s proposed products.

The types of games current wireless technology is capable of delivering are crude compared to most game technologies.  We believe this lowers the bar for development time, which we hope will translate into an ability to release many products quickly.

Sidney Sheldon, with LPI staff, has created five interactive works ready for placement on the streamlined structure of LPI technology.

Competition

To our knowledge, there are no direct competitors attempting the development of a new, interactive form of literature.  However, there is an individual, named Demian Katz, who publishes a similar, non-computer-driven product under the name “Choose Your Own Adventure,” which has been in existence since 1979.

These proposed products consist of books in which one reads to a certain point, then chooses a direction at set story points.  Based on the reader’s choice, they are directed to jump to a specific page number and continue reading.  The story at these new pages is different than if one had made a different jump.

Considering that these products, (1) have been in the marketplace for more than three decades without major distribution,  (2) do not have content from authors of significance, (3) are targeted towards the science-fiction and fantasy genre, and, most importantly, have never to our knowledge been created in a computer-based or wireless format, we feel they are not competitive with Literary Playpen’s proposed products.

While we do not consider Katz’s product to be direct competition, competition may come from video game products based on best-selling book titles and scenario, for example “Tom Clancy’s Rainbow Six.” In general, these games loosely follow the storyline but focus more on the “arcade” or “shooter” aspect of the content for the gameplay.

There is also potential competition from video game companies, such as Activision and Electronic Arts, traditional publishing companies, such as Warner Books and Simon & Schuster, other companies seeking convergence of electronic media and literature, such as eBooks, and an unknown number of programmers working in garages and small companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company is classified as a development stage company because its principal activities involve seeking to develop business activities.

Immediately after the effective date of this Registration Statement, we will seek to raise up to a maximum of $10,000,000 by offering to accredited investors only, an as yet undetermined number of shares of our restricted Common Stock, all pursuant to Regulation D, Rule 506. We are an entertainment company that owns rights to literary content by the author Sidney Sheldon. The target use for our technology is a series of wireless and PC-based video games intended to form a new literary art form.

We intend to develop and market a series of online and wireless interactive products, which merge contemporary best-selling fiction by established writers, such as our largest shareholder Sidney Sheldon, with communication and interactive media to create a new literary entertainment form, distributed by existing wireless networks and as CDROMs in book jackets of best-selling published works.

We intend to create a series of online interactive video games and believe that these proposed products may enjoy large-scale distribution through enclosure of a CDROM in the book jacket of published books by writers who have licensed content to LPI.

We have a strong technical foundation to develop the games proposed in this Summary.  The technical background of our management and advisory team span more than thirty years.

Short Term Goal

We intend to expand our existing development of interactive literature products.  Each product is anticipated to draw advances on royalties to offset development costs, with actual royalties to provide ongoing revenue.

The first wireless games may be targeted at the teen and young woman demographics (possibly released in Japan), as that is one of Sidney Sheldon’s prime demographics.

Long Term Goal

We intend to build an ongoing library of interactive literature products.  It is our hope that eventually this library will be quite sizable, with products for wireless and wired technologies.

One of our goals is that over the first two-years of the development cycle, we seek to develop a role-playing game based on, and to be distributed with, a current hardcover release. These games, to be played on personal computers and game consoles, are expected to be far more sophisticated in design and more far-reaching in possibilities.

DESCRIPTION OF PROPERTY

Through an oral agreement with Michael Morrison, a Director and Secretary of the Company, the Company's operations are located at 1495 Ridgeview Drive, Suite 220, Reno, Nevada 89509. The Company's office is located within a suite of offices leased by the law firm owned by Mr. Morrison. There is no rental charge to the Company for office space, equipment rental or phone usage. The Company does not anticipate acquiring separate office facilities until such time as the company has been funded and business has commenced.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Literary Playpen was organized in April 1997 for the purpose of listing its securities on an electronic stock exchange and then acquiring an interest in a suitable operating business, which may include assets or shares of another entity to be acquired by the Company directly or through a subsidiary. LPI is newly formed and has no assets, revenues or operations. The Company and companies of this sort are commonly referred to as "public shell corporations" and the transactions through which public shell corporations acquire an interest in a suitable operating business are commonly referred to as "shell reorganizations." The merger of Clusone Acquisition Corp., a Delaware corporation, and Literary Playpen, Inc, a Nevada corporation, was a “shell reorganization.”

On October 18, 2001, Clusone Acquisition Corp. entered into a Securities Purchase Agreement and Plan of Reorganization ("Agreement"), whereby it agreed to issue 2,000,000 shares of its restricted Common Stock, par value $.001, in exchange for 100% of the total outstanding shares of Literary Playpen, Inc., a Nevada corporation engaged in the literary games software development business. All conditions and terms of the Agreement were satisfied, and the transaction closed on December 31, 2001, and, in January 2002, the name of the company was changed to Literary Playpen, Inc.

On January 30, 2002, we entered into a Securities Purchase Agreement and Plan of Reorganization ("Agreement"), whereby it agreed to issue 3,000,000 shares of its restricted Common Stock, par value $.001, in exchange for 100% of the total outstanding shares of L1 Systems, Inc., a Nevada corporation engaged in the literary games software development business. All conditions and terms of the Agreement were satisfied, and the transaction closed on February 11, 2002.

Jesse Sackman, Roberto Crawford and Michael J. Morrison, current officers, directors and principal shareholders of the Company, were also officers, directors and principal shareholders of both Literary Playpen, Inc., and L1 Systems, Inc.  Messrs. Paul Sackman and Sidney Sheldon, also principal shareholders of the Company, were also principal shareholders of Literary Playpen, Inc. and L1 Systems, Inc.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is not traded on any exchange. We plan to eventually seek listing on the OTC Bulletin Board, once our registration statement has cleared comments of the Securities and Exchange Commission, and the N.A.S.D. We cannot guarantee that we will obtain a listing. There is no trading activity in our securities, and there can be no assurance that a regular trading market for our common stock will ever be developed.

A market maker sponsoring a company's securities is required to obtain a listing of the securities on any of the public trading markets, including the Over-the-Counter Bulletin Board ("OTCBB"). If we are unable to obtain a market maker for our securities, we will be unable to develop a trading market for our common stock. We may be unable to locate a market maker that will agree to sponsor our securities. Even if we do locate a market maker, there is no assurance that our securities will be able to meet the requirements for a quotation or that the securities will be accepted for listing on the OTCBB.

We intend to apply for listing of the securities on the OTCBB, but there can be no assurance that we will be able to obtain this listing. The OTCBB securities are not listed and traded on the floor of any organized national or regional stock exchanges. Instead, OTCBB securities transactions are conducted through a telephone and computer network connecting dealers in stocks. Over-the-counter stocks are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

However, broker-dealers may be discouraged from effecting transactions in our Shares because they will be considered penny stocks and will be subject to the penny stock rules.

Rules 15g-1 through 15g-9 broadcast under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in a "penny stock." A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Assuming we get our shares listed for trading, purchases and sales of our shares are expected to be generally facilitated by NASD broker-dealers who will act as market makers for our shares. The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market, assuming one develops.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transactions is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

As of August 30, 2002, there were approximately 72 holders of record of our common stock.

EXECUTIVE COMPENSATION

No executive compensation has been paid since our inception.

FINANCIAL STATEMENTS

LITERARY PLAYPEN, INC.

(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

THE PERIOD FROM INCEPTION

(APRIL 26, 2001)

TO

DECEMBER 31, 2001,

WITH

AUDIT REPORT OF

CERTIFIED PUBLIC ACCOUNTANTS

Mark Bailey & Co. ltd

Certified Public Accountants

Management Consultants

Office Address:

Mailing Address:

1495 Ridgeview Drive, Ste. 200

Phone: 775 / 332 . 4200

P.O. Box 6060

Reno, Nevada 89509-6634

Fax: 775 / 332 . 4210

Reno, Nevada 89513

TABLE OF CONTENTS

Independent Auditors' Report on the Financial Statements

29

Balance Sheet

30

Statements of Operations

31

Statement of Changes in Shareholders' Equity

32

Statements of Cash Flows

33

Notes to Financial Statements

34

MARK BAILEY & CO. LTD

Certified Public Accountants

Management Consultants

Office Address:

Mailing Address:

1495 Ridgeview Drive, Ste. 200

Phone: 775 / 332 . 4200

P.O. Box 6060

Reno, Nevada 89509-6634

Fax: 775 / 332 . 4210

Reno, Nevada 89513

INDEPENDENT AUDITORS' REPORT

February 11, 2002

Board of Directors

Literary Playpen, Inc.

We have audited the accompanying balance sheet of Literary Playpen, Inc., (a Company in the development stage), formerly known as Clusone Acquisition Corp., as of December 31, 2001, and the related statements of operations, stockholders' equity and cash flows for the period from inception (April 26, 2001) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Literary Playpen, Inc., (a Company in the development stage), as of December 31, 2001, and the results of its operations and its cash flows for the period from inception (April 26, 2001) to December 31, 2001, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is in the development stage, and existing cash and available credit are insufficient to fund the Company's cash flow needs for the next year. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Mark Bailey & Co., Ltd

Mark Bailey & Co., Ltd.

Reno, Nevada

LITERARY PLAYPEN, INC.

(A Company in the Development Stage)

BALANCE SHEET

December 31, 2001

ASSETS

December 31, 2001

Cash

 $                    5,391

Deferred tax asset (net of valuation allowance of $5,797)

                               -

Total current and total assets

 $                    5,391

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities

Accounts payable

 $                    5,000

Shareholder advances

                     12,000

Total current and total liabilities

                     17,000

Commitments and Contingencies

Shareholders' Equity

Preferred stock, $.001 par value, 10,000,000 shares

authorized and none issued and outstanding

Common stock, $.001 par value, 20,000,000 shares

authorized, 2,500,000 shares issued and outstanding

at December 31, 2001

                       2,500

Additional paid-in-capital

                       2,940

Deficit accumulated during the development stage

                    (17,049)

Total shareholders' equity

                    (11,609)

Total liabilities and shareholders' equity

 $                        5,391

The Accompanying Notes are an Integral Part of These Financial Statements

LITERARY PLAYPEN, INC.

(A Company in the Development Stage)

STATEMENT OF OPERATIONS

For the Period from Inception (April 26, 2001) to December 31, 2001

Cumulative

From Inception

During

(April 26, 2001)

Development

To

Stage

December 31, 2001

Revenue

$ -

$ -

General and administrative expenses

1,609

1,609

Consulting services

5,440

5,440

Legal and accounting expense

10,000

10,000

Net loss before income taxes

17,049

17,049

Provision for income taxes

-

-

Net loss

$ 17,049

$ 17,049

Loss per common share

basic and diluted

$ 0.01

$ 0.01

Weighted average common shares

2,000,000

2,000,000

The Accompanying Notes are an Integral Part of These Financial Statements

LITERARY PLAYPEN, INC.

(A Company in the Development Stage)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Period from Inception (April 26, 2001) to December 31, 2001

 Accumulated

Additional

Deficit During

Common Stock

Paid-in

 Development

Total

Shares

Amount

Capital

 Stage

Equity

Shares issued to officers

and directors for

consulting services in April 2001

1,470,404

1,470

2,530

-

4,000

Shares issued to a co-founder for

consulting services in April 2001

529,596

530

910

1,440

Shares issued for the net assets

of Clusone Acquisition Corp.

in December 2001

500,000

500

(500)

-

Net loss

(17,049)

    (17,049)

Balance at December 31, 2001

2,500,000

$ 2,500

$ 2,940

$ (17,049)

$ (11,609)

The Accompanying Notes are an Integral Part of These Financial Statements

LITERARY PLAYPEN, INC.

(A Company in the Development Stage)

STATEMENT OF CASHFLOWS

For the Period from Inception (April 26, 2001) to December 31, 2001

Cumulative

From Inception

During

(April 26, 2001)

Development

To

Stage

December 31, 2001

Cash Flows from Operating Activities

Net loss

$ (17,049)

$ (17,049)

Adjustments to reconcile net loss to net cash

used in operating activities:

Increase in accounts payable

5,000

5,000

Increase in deferred tax asset

5,797

5,797

Increase in deferred tax valuation allowance

(5,797)

(5,797)

Expense paid by issuance of stock

5,440

5,440

Net cash used in operating activities

(6,609)

(6,609)

Cash Flows from Financing Activities

Proceeds received from shareholder advances

15,000

15,000

Repayment of shareholder advances

(3,000)

 (3,000)

Net cash provided by financing activities

12,000

12,000

Net increase in cash

            5,391

5,391

Cash and cash equivalents at April 26, 2001

-

-

Cash and cash equivalents at December 31, 2001

$ 5,391

$ 5,391

The Accompanying Notes are an Integral Part of These Financial Statements

LITERARY PLAYPEN, INC.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1.

Organization and Significant Accounting Policies

The Company was organized April 26, 2001, under the laws of the State of Nevada. The Company is in the development stage as its operations principally involve research and development, market analysis, and other business planning activities, and no revenue has been generated from its business activities.  The Company plans to operate wireless hand held and on-line games based on books written by best selling authors.

These financial statements have been prepared assuming that the Company will continue as a going concern.  The Company is currently in the development stage, and existing cash and available credit are insufficient to fund the Company’s cash flow needs for the next year.  The Company plans an offering to raise up to $10,500,000. Until that time, the officers and directors have committed to advancing the operating costs of the Company.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The company maintains a cash balance in a non-interest-bearing bank account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2001.

Year End

The Company has selected December 31 as its fiscal year end.

Income Taxes

The Company provides for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 “Accounting for Income Taxes”. SFAS No. 109, requires an asset and liability based approach in accounting for income taxes.

Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences of revenue and expense items for financial statement and income tax purposes. Valuation allowances are provided against assets that are not likely to be realized. (See Note 3)

Loss Per Share

Net loss per share is provided in accordance with SFAS No. 128 “Earnings Per Share”. Basic loss per share for each period is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. As of December 31, 2001, the Company had no dilutive common stock equivalents such as stock options.

LITERARY PLAYPEN, INC.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1.

Organization and Significant Accounting Policies (continued)

Revenue Recognition

In 2000 the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements.” Pursuant to SAB No. 101 and the relevant generally accepted accounting principles, the Company will recognize revenue upon the passage of title, ownership and the risk of loss to the customer. During the period ended December 31, 2001, there was no revenue.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires that unallocated negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. The Company will account for business combinations after December 31, 2001, in accordance with the guidance in SFAS No. 141.

In June 2001 the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”.  This statement establishes accounting and reporting standards for goodwill and intangibles for years commencing after December 15, 2001.  Whether already acquired or subsequently acquired after the effective date, companies are required to identify intangibles with finite lives and those with indefinite lives. Those intangibles with finite lives are to be amortized over the estimated useful lives of the assets while those with indefinite lives are not to be amortized.  Goodwill is not to be amortized.  Each intangible or goodwill asset should be analyzed at least annually for impairment where the carrying value is in excess of the fair value of the intangibles and in excess of the implied fair value in the case of goodwill assets. The asset's carrying value is to be reduced by a charge to income if the fair value is lower than the carrying value. As of December 31, 2001, the Company has no intangibles or goodwill and will implement the standard as of that date.

In August 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." SFAS No. 144 modifies the rules for accounting for the impairment or disposal of long-lived assets. The new rules become effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. Management does not feel that this standard will materially affect the Company.

2.

Shareholder Advances

During the year two shareholders and officers advanced funds to the Company. The advances are due on demand and are non-interest-bearing. $12,000 remains outstanding as of December 31, 2001.

3.

Royalty Agreement

In November 2001 the Company entered into an agreement with Sidney Sheldon, a shareholder, to develop a wireless hand held and on-line game based on one of his books. The agreement requires payment of 10% of the net revenue generated from the games after all development costs have been recouped (see Note 7).

LITERARY PLAYPEN, INC.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

4.

Federal Income Taxes

The Company recognizes deferred tax liabilities and benefits for the expected future tax impact of transactions that have been accounted for differently for book and tax purposes.

Deferred tax benefits and liabilities are calculated using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance has been provided to reduce the asset to the amount of tax benefit management believes it will realize.

The following is a schedule of the composition of the provision for income taxes:

December 31, 2001

Deferred noncurrent tax asset

$

5,797

Valuation allowance

(5,797)

Total provision for income taxes

$

-0-

The net change in the valuation account was $5,797 for the period from inception (April 26, 2001) to December 31, 2001. The Company has available net operating loss carryforwards totaling $17,049, which begin to expire in 2021.

5.

Acquisitions

On December 31, 2001, Clusone Acquisition Corporation acquired all the outstanding common stock of Literary Playpen, Inc. For accounting purposes, the acquisition has been treated as an acquisition of Clusone Acquisition Corp., by Literary Playpen, Inc., and as a recapitalization of Literary Playpen, Inc. The historical financial statements as of

December 31, 2001, are those of Literary Playpen, Inc. The pro forma information is presented to give effect to the acquisition as if the acquisition took place on January 1, 2001. The pro forma information is presented for comparative purposes only and does not  purport to be indicative of what would have occurred had the acquisition actually been made at such a date, nor is it necessarily indicative of future operating results.

Pro forma

as of and

for the year ended

December 31, 2001

Total assets

$

5,391

Total liabilities

$

17,000

Shareholders’ equity

(11,609)

Total liabilities and shareholders’ equity

$

5,391

Net loss

$

(18,274)

Loss per common share basic and diluted

$

(.01)

6.

Shareholders’ Equity

In April 2001 officers, directors and a co-founder were issued shares for consulting services. The following schedule shows the shares originally issued and the subsequent effects of the reverse stock split due to the merger in December 2001.

In December 2001 the company was acquired by a public shell company in a reverse merger. For accounting purposes, this transaction is recorded as the Company acquiring the public shell and a recapitalization of the Company’s equity. This transaction has the effect of a reverse stock split of 2.72 shares to 1.

LITERARY PLAYPEN, INC.

(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

6.

Shareholders’ Equity (continued)

Shares issued in April 2001 to:

Original number of Shares

After merger

CEO

1,439,500

529,288

President

960,000

352,941

Treasurer

960,000

352,941

Secretary

    640,000

   235,294

All officers and directors

 3,999,500

1,470,404

Stock issued to a co-founder in

April 2001 for consulting services

 1,440,500

   529,596

In December 2001 the Company merged with Clusone Acquisition Corp., in a reverse merger. For accounting purposes the transaction is recorded as the Company issuing 500,000 shares of its common stock for the net assets of Clusone Acquisition Corp.

7.

Related Party Transactions

In April 2001 the Company issued to the President, CEO, Treasurer, and Secretary a total of 3,999,500 shares of its common stock (1,470,404 post merger shares) for consulting services with a fair value of $4,000. In April 2001 the Company also issued 1,440,500 shares of its common stock (529,596 post merger shares) to a co-founder for consulting services with a fair value of $1,440 (See Note 6).

In November 2001 the Company entered into an agreement with a shareholder to develop an on-line game based on one of his books. The agreement requires a royalty payment based on the net income derived from the sale of the game (See Note 3).

During the year two shareholders and officers advanced the Company $15,000 to fund operations. $12,000 remains outstanding as of December 31, 2001.

8.

Subsequent Events

In January 2002 the Company entered into another agreement with a shareholder, to create wireless hand held and on-line games based upon one of his books (see Note 3).

In February 2002 the Company issued 3,000,000 shares of its common stock for the net assets of L1 Systems, Inc. The shareholders of L1 Systems, Inc., are also shareholders of the Company.

Unaudited internally prepared financial statements from form 10qSB for the first quarter of 2002, filed with the commission.

LITERARY PLAYPEN, INC.

(A Company in the Development Stage)

BALANCE SHEETS

June 30, 2002 (unaudited) and December 31, 2001

ASSETS

December 31,

June 30, 2002

2001

CASH

$ 5,073

$ 5,391

Total current assets

5,073

5,391

DEFERRED TAX ASSET (NET)

-

-

Total assets

$ 5,073

$ 5,391

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES

Accounts payable

$ 20,000

$ 5,000

Shareholder advances

17,400

12,000

Total current and total liabilities

37,400

17,000

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' DEFICIT

Preferred stock, $.001 par value, 10,000,000 shares

authorized and none issued and outstanding

Common stock, $.001 par value, 20,000,000 shares

authorized, 5,500,000 and 2,500,000 shares

issued and outstanding

5,500

2,500

  Additional paid-in-capital

2,940

2,940

  Deficit accumulated during the development stage

(40,767)

(17,049)

Total shareholders' deficit

(32,327)

(11,609)

       Total liabilities and shareholders' deficit

$ 5,073

$ 5,391

See Notes to the Interim Financial Statements

LITERARY PLAYPEN, INC.

(A Company in the Development Stage)

STATEMENT OF OPERATIONS

For the Six and Three Months Ended June 30, 2002 (unaudited)

Cumulative

During

Six Months

Three Months

Development

Ended

Ended

Stage

June 30, 2002

June 30, 2002

REVENUE

$ -

$ -

$ -

OPERATING COSTS AND EXPENSES

General and administrative expenses

(2,000)

(1,941)

(1,482)

Consulting services

(5,440)

-

-

Investor relations

(3,152)

(1,602)

-

Filing expenses

(2,175)

(2,175)

-

Legal and accounting expense

(25,000)

(15,000)

(10,000)

Loss on impairment of license agreement

(3,000)

(3,000)

-

Net loss before income taxes

(40,767)

(23,718)

(11,482)

Provision for income taxes

-

-

-

Net loss

$ (40,767)

$ (23,718)

$ (11,482)

Loss per common share basic and diluted

$ (0.01)

$ (0.00)

$ (0.00)

Weighted average common shares

basic and diluted

3,200,000

5,000,000

5,500,000

See Notes to the Interim Financial Statements

LITERARY PLAYPEN, INC.

(A Company in the Development Stage)

STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2002 (unaudited)

Cumulative

During

Development

Stage

June 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss

$ (40,767)

$ (23,718)

Adjustments to reconcile net loss to net cash

used in operating activities:

Loss on impairment of license agreement

3,000

3,000

Increase in accounts payable

20,000

15,000

Increase in deferred tax asset

(13,861)

(8,064)

Increase in deferred tax valuation allowance

13,861

8,064

Expense paid by issuance of stock

5,440

-

Net cash used in operating activities

(12,327)

(5,718)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds received from shareholder advances

20,400

5,400

Repayment of shareholder advances

(3,000)

-

Net cash provided by financing activities

17,400

5,400

Net increase (decrease) in cash

5,073

(318)

Cash and cash equivalents at April 26, 2001 (inception)

and December 31, 2001

-

5,391

Cash and cash equivalents at June 30, 2002

$ 5,073

$ 5,073

SUPPLEMENTARY AND NON CASH INFORMATION:

     No amounts were actually paid for either interest or income taxes during the period ended June 30, 2002.

     In February 2002 the Company issued 3,000,000 shares of its common stock for the purchase of L1 Systems, Inc.

See Notes to the Interim Financial Statements

LITERARY PLAYPEN, INC.

(A Company in the Development Stage)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2002

1.

SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying unaudited interim financial statements of Literary Playpen, Inc. (the "Company") have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America, pursuant to the Securities and Exchange Commission rules and regulations. In management's opinion all adjustments necessary for a fair presentation of the results for interim periods have been reflected in the interim financial statements. The results of operations for any interim period are not necessarily indicative of the results for a full year. All adjustments to the financial statements are of a normal recurring nature.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Such disclosures are those that would substantially duplicate information contained in the most recent audited financial statements of the Company, such as significant accounting policies. Management presumes that users of the interim statements have read or have access to the audited financial statements and notes thereto included in the Company's most recent annual report on Form 10KSB.

LICENSE AGREEMENT

The license agreement represents the par value of the stock tendered at the date of acquisition, since the agreement was the only asset that the acquiree owned. The Company accounts for intangibles in accordance with Statement of Financial Accounting Standard (SFAS) No. 142. Because of its indefinite life, the license agreement was not amortized, but has been tested for impairment. According to SFAS 142, the intangible's carrying value is to be reduced by a charge to income if the fair value is lower than the carrying value. The carrying value of the license agreement has been written down to zero at June 30, 2002. (See Note 3)

NEW PRONOUNCEMENTS

In May 2002 the Financial Accounting Standards Board (“FASB”) issued SFAS 145 “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. This pronouncement requires that gains or losses arising from an early extinguishment of debt that are part of a company’s recurring operations (i.e, a risk management strategy) would not be reported as extraordinary items. The statement also provides that modifications to a capital lease that make it an operating lease be accounted for as a sale-leaseback. Management feels that the early adoption of SFAS No. 145 has not had a material effect on the financial results.

GOING CONCERN

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently in the development stage, and existing cash, other material assets, and available credit are insufficient to fund the Company's cash flow needs for the next year. Their ability to continue as a going concern is dependent on their ability to generate revenues or raise funds through sale of their equity securities for use in administrative, marketing, research and development activities. The Company is planning to raise $1,500,000 to $2,000,000 through a private placement that is to be completed in 2002.

2.

CAPITAL STOCK

In February 2002 the Company issued 3,000,000 shares of its common stock for all the outstanding stock of L 1 Systems, Inc.

LITERARY PLAYPEN, INC.

(A Company in the Development Stage)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2002

3.

ACQUISITIONS

In February 2002 the Company acquired all the outstanding common stock of L 1 Systems, Inc., a related party. All of the directors of L1  Systems, Inc. were also directors of Literary Playpen, Inc. For  accounting purposes, the acquisition was treated as a purchase.  The Company issued 3,000,000 shares of its common stock with a par value of $.001, for all the outstanding stock of L 1 Systems, Inc.  (See Note 2). As there is no market at this time for the stock of the Company or L 1 Systems, Inc., the fair value of the purchase is the par value of the stock given ($3,000). L 1 Systems, Inc., has only one asset: a license agreement, and the par value of the stock has been assigned to the license agreement. Management of the Company has ascertained that the carrying value of the agreement may not be recoverable as no future cash flows from the agreement can be projected. Management considers this asset to be 100% impaired as of June 30, 2002.

License agreement

$

3,000

Loss on impairment

(3,000)

Net carrying value

$

-0-

The accompanying presentation is prepared for the pro forma information detailing the acquisition of L 1 Systems, Inc., and the Company.

The unaudited pro forma combined financial statements' information at June 30, 2002, is based upon the historical financial statements of the Company and L 1 Systems, Inc., and has been prepared to illustrate the acquisition of L 1 Systems.

The unaudited pro forma combined statement of operations for the six months ended June 30, 2002, gives effect to the transaction described above as if the transaction had been completed at the beginning of the fiscal year (January 1, 2002). It is based on the separate historical statements of operations of the Company and L 1 Systems, Inc., for the six months ended June 30, 2002.

The pro forma adjustments eliminated the common stock outstanding and the results of operations for L 1 Systems, Inc., for the periods before the merger.

LITERARY PLAYPEN, INC.

(A Company in the Development Stage)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2002

3.

ACQUISITIONS (CONTINUED)

Historical

Literary

L 1

Playpen,

Systems,

Pro Forma

Pro Forma

Inc.

Inc.

Adjustments

Combined

ASSETS

CASH

$ 5,073

$ -0-

$ -0-

$ 5,073

DEFERRED TAX ASSET

 (Net of valuation allowance)

-0-

-0-

-0-

-0-

Total current and total assets

$ 5,073

$ -0-

$ -0-

$ 5,073

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES

Accounts payable

$ 20,000

$ -0-

$ -0-

$ 20,000

Shareholders advance

17,400

-0-

-0-

17,400

Total current and total liabilities

37,400

-0-

-0-

37,400

SHAREHOLDERS' DEFICIT

Preferred stock

-0-

-0-

-0-

-0-

Common stock

5,500

3,000

(3,000)

5,500

Additional paid in capital

2,940

-0-

-0-

2,940

Retained deficit

(40,767)

(3,000)

3,000

(40,767)

Total shareholders' deficit

(32,327)

-0-

-0-

(32,327)

Total liabilities and shareholders' deficit

$ 5,073

$ -0-

$ -0-

$ 5,073

LITERARY PLAYPEN, INC.

(A Company in the Development Stage)

NOTES TO THE INTERIM FINANCIAL STATEMENTS

June 30, 2002

3.

ACQUISITIONS (CONTINUED)

Historical

Literary

L 1

Playpen,

Systems,

Pro Forma

Pro Forma

Inc.

Inc.

Adjustments

Combined

Revenue

$ -0-

$ -0-

$ -0-

$ -0-

General and administrative expenses

1,941

-0-

-0-

1,941

Filing Expenses

2,175

-0-

-0-

2,175

Investor relations

1,602

-0-

-0-

1,602

Legal and accounting expenses

15,000

-0-

-0-

15,000

Loss on impairment of license agreement

3,000

-0-

-0-

3,000

Net loss before income taxes

23,718

-0-

-0-

23,718

Provision for income taxes

-0-

-0-

-0-

-0-

Net loss

$ 23,718

$ -0-

$ -0-

$ 23,718

Loss per common share basic and diluted

$ 0.00

$ 0.00

$ 0.00

$ 0.00

4.

RELATED PARTY TRANSACTIONS

In February 2002 the Company acquired all the outstanding common stock of L 1 Systems, Inc., a related party. All of the directors of Systems, Inc. were also directors of Literary Playpen, Inc. The Company issued 3,000,000 shares of its common stock with a par Value of $.001, for all the outstanding stock of L 1 Systems, Inc. (See Note 3).

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL

DISCLOSURE

The accounting firm of Mark Bailey and Company, Ltd. Certified Public Accountants audited our financial statements. Since inception, we have had no changes in or disagreements with our accountants.

PART II

DEALER PROSPECTUS DELIVERY REQUIREMENT

Until __________________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation and By laws provide that, to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to our shareholders or us. Delaware law provides that a director shall have no personal liability for any statement, vote, decision or failure to act, regarding corporate management or policy by a director, unless the director breached or failed to perform the duties of a director. A company may also protect its officers and directors from expenses associated with litigation arising from or related to their duties, except for violations of criminal law, transactions involving improper benefit or willful misconduct. Our By-laws contain provisions to indemnify the officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance.

Indemnification.

Literary Playpen has agreed to indemnify an officer or director who is made a party to any proceedings, including law suit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in the best interest of the corporation.  The indemnification is intended to be to the fullest extent permitted by Delaware Law.

DELAWARE STATUTES

Section 145 of the Delaware General Corporation Law, as amended, provides for the indemnification of the Company's officers, directors, employees and agents under certain circumstances as follows:

(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

(e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

(h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees)."

CERTIFICATE OF INCORPORATION

The Company's Certificate of Incorporation provides that the directors of the Company shall be protected from personal liability to the fullest extent permitted by law. The Company's Bylaws also contain a provision for the indemnification of the Company's directors (see "Indemnification of Directors and Officers - Bylaws" below).

BYLAWS

The Company's Bylaws provide for the indemnification of the Company's directors, officers, employees, or agents under certain circumstances as follows:

7.1 AUTHORIZATION FOR INDEMNIFICATION. The Corporation may indemnify, in the manner and to the full extent permitted by law, any person (or the estate, heirs, executors, or administrators of any person) who was or is a party to, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

7.2 ADVANCE OF EXPENSES. Costs and expenses (including attorneys' fees) incurred by or on behalf of a director or officer in defending or investigating any action, suit, proceeding or investigation may be paid by the Corporation in advance of the final disposition of such matter, if such director or officer shall undertake in writing to repay any such advances in the event that it is ultimately determined that he is not entitled to indemnification. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate. Notwithstanding the foregoing, no advance shall be made by the Corporation if a determination is reasonably and promptly made by the Board by a majority vote of a quorum of disinterested directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, or by the stockholders, that, based upon the facts known to the Board or counsel at the time such determination is made, (a) the director, officer, employee or agent acted in bad faith or deliberately breached his duty to the Corporation or its stockholders, and (b) as a result of such actions by the director, officer, employee or agent, it is more likely than not that it will ultimately be determined that such director, officer, employee or agent is not entitled to indemnification.

7.3 INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or applicable law.

7.4 NON-EXCLUSIVITY. The right of indemnity and advancement of expenses provided herein shall not be deemed exclusive of any other rights to which any person seeking indemnification or advancement of expenses from the Corporation may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. Any agreement for indemnification of or advancement of expenses to any director, officer, employee or other person may provide rights of indemnification or advancement of expenses which are broader or otherwise different from those set forth herein."

INDEMNITY AGREEMENTS

The Company's Bylaws provide that the Company may indemnify directors, officers, employees or agents to the fullest extent permitted by law and the Company has agreed to provide such indemnification to its directors

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling Literary Playpen, pursuant to the foregoing provisions, Literary Playpen has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table is an itemization of all expenses, without consideration to future contingencies, incurred or expected to be incurred by our corporation in connection with the issuance and distribution of the securities being offered by this prospectus. Items marked with an asterisk (*) represent estimated expenses. We have agreed to pay all the costs and expenses of this offering. Selling Security Holders will pay no offering expenses.

  ITEM

EXPENSE

  SEC Registration Fee

$       125.00

  Legal Fees and Expenses*

.0

  Accounting Fees and Expenses*

500.00

  Miscellaneous*

375.00

  Total

 $ 1,000.00

RECENT SALES OF UNREGISTERED SECURITIES

There have been no sales of unregistered securities.

EXHIBITS

Exhibit

Number

Exhibit Description

3.1

Articles of Incorporation

3.2

Bylaws

4

Instrument Defining the Right of Holders - Share

Certificate

5

Legal Opinion

23

Consents of Experts

UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant according to the abovementioned provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether this indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant undertakes:

1. To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

   a.  Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

   b.  Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the    information in the registration statement;

   c.  Include any additional or changed material information on the plan of distribution.

2. That, for determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bonafide offering.

3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

5. In the event that a claim for indemnification against the liabilities, other than the payment by the Registrant of expenses incurred and paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by the director, officer or controlling person in connection with the securities being registered by this registration statement, will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

6. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

7. For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing of Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Reno, State of Nevada, on this 28th day of August, 2002.

Literary Playpen, Inc.

                                 By:

 /s/ Jesse Sackman

Jesse Sackman, Chief Executive Officer, President and Chairman of the Board of Directors.

Date: August 30, 2002

In accordance with the requirements of the Securities act of 1933, the following persons in the capacities and on the dates stated signed this registration statement.

/s/ JESSE SACKMAN

/s/ ROBERTO CRAWFORD

    James Sackman

Roberto Crawford

    Title: President & Director

Title: Chief Financial Officer

Treasurer & Director

    Date:  August 30, 2002                 Date: August 30, 2002

EXHIBIT 3.1

CERTIFICATE OF INCORPORATION OF

CLUSONE ACQUISITION CORP.

ARTICLE I

Name of Corporation

The name of this corporation is Clusone Acquisition Corp.

ARTICLE II

Registered Office and Agent

The address of the registered office of the corporation in the State of Delaware is 1013 Centre Road in the City of Wilmington, County of New Castle, and the name of its registered agent at that address is Corporation Service Company.

ARTICLE III

Purpose

 The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

Authorized Capital Stock

         This Corporation is authorized to issue two classes of shares designated respectively "Common Stock" and "Preferred Stock" and referred to herein as Common Stock or Common Shares and Preferred Stock or Preferred Shares, respectively. The total number of shares of Common Stock this Corporation is authorized to issue is 20,000,000 and each such share shall have a par value of $.001, and the total number of shares of Preferred Stock this corporation is authorized to issue is 10,000,000 and each such share shall have a par value of $.001. The Preferred Shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred Shares and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Shares and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

ARTICLE V

Incorporator

The incorporator is Danilo Cacciamatta 19100 Von Karman Avenue, Third Floor, Irvine, California 92715.

ARTICLE VI

Limitation of Director Liability

To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

ARTICLE VII

Perpetual Existence

The corporation is to have perpetual existence.

ARTICLE VIII

Stockholder Meetings

Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation.

ARTICLE IX

Bylaws

In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind the bylaws of this corporation, subject to any limitations expressed in such bylaws.

ARTICLE X

Amendment of Certificate of Incorporation

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

I, the undersigned, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make, file and record this Certificate, hereby declaring and certifying under penalty of perjury that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand.

Dated:  April 21, 1997

/S/ Danilo Cacciamatta

----------------------------------

Danilo Cacciamatta, Incorporator

EXHIBIT 3.2

BYLAWS

OF

CLUSONE ACQUISITION CORP.

A Delaware Corporation

ARTICLE I

OFFICE

1.1 REGISTERED OFFICE. The registered office of Clusone Acquisition Corp., a Delaware corporation (hereinafter called the "Corporation"), in the State of Delaware shall be at 1013 Centre Road, City of Wilmington, County of New Castle, and the name of the registered agent in charge thereof shall be

Corporation Service Company.

1.2 PRINCIPAL OFFICE. The principal office for the transaction of the business of the Corporation shall be 19100 Von Karman Avenue, Third Floor, Irvine, California 92715. The Board of Directors (hereinafter called the "Board") is hereby granted full power and authority to change the principal office from one location to another.

1.3 OTHER OFFICES. The Corporation may also have an office or offices at such other place or places, either within or without the State of Delaware, as the Board may from time to time determine or as the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

2.1 ANNUAL MEETINGS. Annual meetings of the stockholders of the Corporation for the purpose of electing directors and for the transaction of such other business as may properly come before such meetings in accordance with Section 2.11 of these Bylaws may be held at such time, date and place as the Board shall determine by resolution.

2.2 SPECIAL MEETINGS. A special meeting of the stockholders for the transaction of any proper business may be called at any time by the Board, the Chief Executive Officer (Chairman of the Board), the President or one or more stockholders holding shares in the aggregate entitled to cast not less than ten percent (10%) of the votes at that meeting.

2.3 PLACE OF MEETINGS. All meetings of the stockholders shall be held at such places within or without the State of Delaware, as may from time to time be designated by the person or persons calling the respective meeting and specified in the respective notices or waivers of notice thereof.

2.4 NOTICE OF MEETINGS.

(a) Except as otherwise required by law, written notice of each meeting of the stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation. Except as otherwise expressly required by law, no publication of any notice of a meeting of the stockholders shall be required. Every notice of a meeting of the stockholders shall state the place, date and hour of the meeting, and in the case of a special meeting, shall also state the purpose or purposes for which the meeting is called. Notice of any meeting of stockholders shall not be required to be given to any stockholder who shall have waived such notice and such notice shall be deemed waived by any stockholder who shall attend such meeting in person or by proxy, except as a stockholder who shall attend such meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Except as otherwise expressly required by law, notice of any adjourned meeting of the stockholders need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken.

(b) Whenever notice is required to be given to any stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed addressed to such person at his address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting, which shall be taken or held without notice to such person, shall have the same force and effect as if such notice had been duly given. If any person shall deliver to the Corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any of the other sections, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this section.

2.5 QUORUM. Except as provided by law, the holders of record of a majority in voting interest of the shares of stock of the Corporation entitled to be voted thereat, present in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders of the Corporation or any adjournment thereof. The stockholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum, and by any greater number of shares otherwise required to take such action by applicable law or the Certificate of Incorporation. In the absence of a quorum at any meeting or any adjournment thereof, a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat or, in the absence therefrom of all the stockholders, any officer entitled to preside at, or to act as secretary of, such meeting may adjourn such meeting from time to time. At any such adjourned meeting at which a quorum is present any business may be transacted which might have been transacted at the meeting as originally called.

2.6 VOTING.

(a) Each stockholder shall, at each meeting of the stockholders, be entitled to vote in person or by proxy each share or fractional share of the stock of the Corporation having voting rights on the matter in question and which shall have been held by him and registered in his name on the books of the Corporation:

(i) on the date fixed pursuant to Section 2.10 of these Bylaws as the record date for the determination of stockholders entitled to notice of and to vote at such meeting, or

(ii) if no such record date shall have been so fixed, then (A) at the close of business on the day next preceding the day on which notice of the meeting shall be given or (B) if notice of the meeting shall be waived, at the close of business on the day next preceding the day on which the meeting shall be held.

(b) Voting shall in all cases be subject to the provisions of the Delaware General Corporation Law and to the following provisions:

(i) Subject to Section 2.6(b)(vii), shares held by an administrator, executor, guardian, conservator, custodian or other fiduciary may be voted by such holder either in person or by proxy, without a transfer of such shares into the holder's name; and shares standing in the name of a trustee may be voted by the trustee, either in person or by proxy, but no trustee shall be entitled to vote shares held by such trustee without a transfer of such shares into the trustee's name.

(ii) Shares standing in the name of a receiver may be voted by such receiver; and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into the receiver's name if authority to do so is contained in the order of the court by which such receiver was appointed.

(iii) Subject to the provisions of the Delaware General Corporation Law, and except where otherwise agreed in writing between the parties, a stockholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

(iv) Shares standing in the name of a minor may be voted and the Corporation may treat all rights incident thereto as exercisable by the minor, in person or by proxy, whether or not the Corporation has notice, actual or constructive, of the non-age, unless a guardian of the minor's property has been appointed and written notice of such appointment given to the Corporation.

(v) Shares standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent or proxyholder as the bylaws of such other corporation may prescribe or, in the absence of such provision, as the Board of Directors of such other corporation may determine or, in the absence of such determination, by the chairman of the board, president or any vice president of such other corporation, or by any other person authorized to do so by the board, president or any vice president of such other corporation. Shares which are purported to be executed in the name of a corporation (whether or not any title of the person signing is indicated) shall be presumed to be voted or the proxy executed in accordance with the provisions of this subdivision, unless the contrary is shown.

(vi) Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors in such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes.

 (vii) Shares held by the Corporation in a fiduciary capacity, and shares of the Corporation held in a fiduciary capacity by any subsidiary, shall not be entitled to vote on any matter, except to the extent that the settlor or beneficial owner possesses and exercises a right to vote or to give the Corporation binding instructions as to how to vote such shares.

(viii) If shares stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, husband and wife as community property, tenants by the entirety, voting trustees, persons entitled to vote under a stockholder voting agreement or otherwise, or if two or more persons (including proxyholders) have the same fiduciary relationship respecting the same shares, unless the Secretary of the Corporation is given written notice to the contrary and is furnished with a copy of the instrument or order appointing  them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect:

(A) If only one votes, such act binds all;

(B) If more than one vote, the act of the majority so voting binds all;

(C) If more than one vote, but the vote is evenly split on any particular matter, each fraction may vote the securities in question proportionately. If the instrument so filed or the registration of the shares shows that any such tenancy is held in unequal interests, a majority or even split for the purpose of this section shall be a majority or even split in interest.

 (c) Any such voting rights may be exercised by the stockholder entitled thereto in person or by his proxy appointed by an instrument in writing, subscribed by such stockholder or by his attorney thereunto authorized and delivered to the secretary of the meeting. A validly executed proxy which does not state that it is irrevocable shall continue in full force and effect unless revoked by the person executing it, prior to the vote pursuant thereto, by a writing delivered to the Corporation stating that the proxy is revoked or by a subsequent proxy executed by, or attendance at the meeting and voting in person by the person executing the proxy; provided, however, that no such proxy shall be valid after the expiration of three (3) years from the date of such proxy, unless otherwise provided in the proxy. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of the Delaware General Corporation Law.

(d) At any meeting of the stockholders all matters, except as otherwise provided in the Certificate of Incorporation, in these Bylaws or by law, shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat and thereon, a quorum being present.

(e) The vote at any meeting of the stockholders on any question need not be written ballot, unless so directed by the chairman of the meeting; provided, however, that any election of directors at any meeting must be conducted by written ballot upon demand made by any stockholder or stockholders present at the meeting before the voting begins. On a vote by ballot each ballot shall be signed by the stockholder voting, or by his proxy, if there be such proxy, and it shall state the number of shares voted.

2.7 ACTION WITHOUT A MEETING. Any action which is required to be taken or which may be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all shares entitled to vote on that action were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. In the case of election of directors, such a consent shall be effective only if signed by the holders of all outstanding shares entitled to vote for the election of directors; provided, however, that a director may be elected at any time to fill a vacancy on the Board that has not been filled by the directors, by the written consent of the holders of a majority of the outstanding shares entitled to vote for the election of directors. All such consents shall be filed with the Secretary of the Corporation and shall be maintained in the corporate records.

Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this section to the Corporation, written consents signed by a sufficient number of holders or members to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. In the event that the action which is consented to is such as would have required the filing of a certificate under any other section of this title, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such other section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with this section, and that written notice has been given as provided in this section.

2.8 LIST OF STOCKHOLDERS. The Secretary of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

2.9 JUDGES. If at any meeting of the stockholders a vote by written ballot shall be taken on any question, the chairman of such meeting may appoint a judge or judges to act with respect to such vote. Each judge so appointed shall first subscribe an oath faithfully to execute the duties of a judge at such meeting with strict impartiality and according to the best of his ability. Such judges shall: (i) decide upon the qualification of the voters; (ii) report the number of shares represented at the meeting and entitled to vote on such question; (iii) conduct the voting and accept the votes; and (iv) when the voting is completed, ascertain and report the number of shares voted respectively for and against the question. Reports of judges shall be in writing and subscribed and delivered by them to the Secretary of the Corporation. The judges need not be stockholders of the Corporation, and any officer of the Corporation may be a judge on any question other than a vote for or against a proposal in which he shall have a material interest.

2.10 FIXING DATE FOR DETERMINATION OF STOCKHOLDERS OF RECORD.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

If no record is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

2.11 STOCKHOLDER PROPOSALS AT ANNUAL MEETINGS.

(a) Business may be properly brought before an annual meeting by a stockholder only upon the stockholder's timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than thirty (30) days nor more than sixty (60) days prior to the meeting as originally scheduled; provided, however, that in the event that less than forty (40) days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. For purposes of this Section 2.11, any adjournment(s) or postponement(s) of the original meeting shall be deemed for purposes of notice to be a continuation of the original meeting and no business may be brought before any reconvened meeting unless such timely notice of such business was given to the Secretary of the Corporation for the meeting as originally scheduled. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting, (ii) the name and record address of the stockholder proposing such business, (iii) the class and number of shares of the Corporation which are beneficially owned by the stockholder, and (iv) any material interest of the stockholder in such business. Notwithstanding the foregoing, nothing in this Section 2.11 shall be interpreted or construed to require the inclusion of information about any such proposal in any proxy statement distributed by, at the direction of, or on behalf of the Board.

(b) The chairman of an annual meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 2.11, and if the chairman should so determine, the chairman shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

2.12 NOTICE OF STOCKHOLDER NOMINEES.

(a) Nominations of persons for election to the Board of the Corporation shall be made only at a meeting of stockholders and only (i) by or at the direction of the Board or (ii) by any stockholder of the Corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Section 2.12. Such nominations, other than those made by or at the direction of the Board, shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of the Corporation not less than thirty (30) days nor more than sixty (60) days prior to the meeting; provided, however, that in the event that less than forty (40) days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. For purposes of this Section 2.12, any adjournment(s) or postponement(s) of the original meeting shall be deemed for purposes of notice to be a continuation of the original meeting and no nominations by a stockholder of persons to be elected directors of the Corporation may be made at any such reconvened meeting unless pursuant to a notice which was timely for the meeting on the date originally scheduled. Such stockholder's notice shall set forth: (i) as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to the Securities Exchange Act of 1934, as amended, (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (ii) as to the stockholder giving the notice (A) the name and address, as they appear on the Corporation's books, of such stockholder, and (B) the class and number of shares of the Corporation which are beneficially owned by such stockholder. Notwithstanding the foregoing, nothing in this Section 2.12 shall be interpreted or construed to require the inclusion of information about any such nominee in any proxy statement distributed by, at the discretion of, or on behalf of the Board.

(b) The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by this Section 2.12, and if the chairman should so determine, the chairman shall so declare to the meeting and the defective nomination shall be disregarded.

ARTICLE III

BOARD OF DIRECTORS

3.1 GENERAL POWERS. The property, business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2 NUMBER AND TERM OF OFFICE. The authorized number of directors shall be no less than one (1) and no more than seven (7). The exact number of authorized directors shall be set by resolution of the board of directors, within the limits specified above. Directors need not be stockholders. Each director shall hold office until the next annual meeting and until a successor has been elected and qualified, or he resigns, or he is removed in a manner consistent with these Bylaws.

3.3 ELECTION OF DIRECTORS. The directors shall be elected annually by the stockholders of the Corporation and the persons receiving the greatest number of votes in accordance with the system of voting established by these Bylaws shall be the directors.

3.4 RESIGNATION AND REMOVAL OF DIRECTORS. Any director of the Corporation may resign at any time by giving written notice to the Corporation. Any such resignation shall take effect at the time specified therein, or, if the time be not specified, it shall take effect immediately upon its receipt; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. Any or all of the directors may be removed with or without cause if such removal is approved by the affirmative vote of a majority of the outstanding shares entitled to vote at an election of directors. No reduction of the authorized number of directors shall have the effect of removing any director before his term of office expires.

3.5 VACANCIES. Except as otherwise provided in the Certificate of Incorporation, any vacancy in the Board, whether because of death, resignation, disqualification, an increase in the number of directors or any other cause, may be filled by a majority of the remaining directors, though less than a quorum. Each director so chosen to fill a vacancy shall hold office until his successor shall have been elected and qualified or until he shall resign or shall have been removed in the manner hereinafter provided.

The stockholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors, but any such election by written consent shall require the consent of a majority of the outstanding shares entitled to vote.

3.6 PLACE OF MEETING, ETC. The Board may hold any of its meetings at such place or places within or without the State of Delaware as the Board may from time to time by resolution designate or as shall be designated by the person or persons calling the meeting or in the notice or a waiver of notice of any such meeting. Directors may participate in any regular or special meeting of the Board by means of conference telephone or similar communications equipment pursuant to which all persons participating in the meeting of the Board can hear each other, and such participation shall constitute presence in person at such meeting.

3.7 FIRST MEETING. The Board shall meet as soon as practicable after each annual election of directors and notice of such first meeting shall not be required.

3.8 REGULAR MEETINGS. Regular meetings of the Board may be held at such times as the Board shall from time to time by resolution determine. If any day fixed for a regular meeting shall be a legal holiday at the place where the meeting is to be held, then the meeting shall be held at the same hour and place on the next succeeding business day not a legal holiday. Except as may be required by law or specified herein, notice of regular meetings need not be given.

3.9 SPECIAL MEETINGS. Special meetings of the Board shall be held whenever called by the Chairman of the Board, the President or any two or more directors. Except as otherwise provided by law or by these Bylaws, notice of the time and place of each such special meeting shall be mailed to each director, addressed to him at his residence or usual place of business, at least five (5) days before the day on which the meeting is to be held, or shall be sent to him at such place by telegraph or cable or be delivered personally not less than forty-eight (48) hours before the time at which the meeting is to be held. Except where otherwise required by law or by these Bylaws, notice of the purpose of a special meeting need not be given. Notice of any meeting of the Board shall not be required to be given to any director who is present at such meeting, except a director who shall attend such meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

3.10 QUORUM AND MANNER OF ACTING. Except as otherwise provided in these Bylaws, in the Certificate of Incorporation or by law, the presence of a majority of the authorized number of directors shall be required to constitute a quorum for the transaction of business, at any meeting of the Board, and all matters shall be decided at any such meeting, a quorum being present, by the affirmative votes of a majority of the directors present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, provided any action taken is approved by at least a majority of the required quorum for such meeting. In the absence of a quorum, a majority of directors present at any meeting may adjourn the same from time to time until a quorum shall be present. Notice of an adjourned meeting need not be given. The directors shall act only as a Board, and the individual directors shall have no power as such.

3.11 ACTION BY CONSENT. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

3.12 COMPENSATION. The directors shall receive only such compensation for their services as directors as may be allowed by resolution of the Board. The Board may also provide that the Corporation shall reimburse each such director for any expense incurred by him on account of his attendance at any meetings of the Board or Committees of the Board. Neither the payment of such compensation nor the reimbursement of such expenses shall be construed to preclude any director from serving the Corporation or its subsidiaries in any other capacity and receiving compensation therefor.

3.13 COMMITTEES OF DIRECTORS.

(a) The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Any such committee, to the extent provided in the resolution of the Board and except as otherwise limited by law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that no such committee shall have the power or authority to act on behalf of the Board with regard to:

(i) the approval of any action which, under the Delaware General Corporation Law, also requires stockholders' approval or approval of the outstanding shares;

(ii) the filling of vacancies on the Board of Directors or in any committees;

(iii) the fixing of compensation of the directors for serving on the Board or on any committee;

(iv) the amendment or repeal of Bylaws or the adoption of new Bylaws;

(v) the amendment or repeal of any resolution of the Board of Directors which by its express terms is not so amendable or repealable;

(vi) a distribution to the stockholders of the Corporation, except at a rate or in a periodic amount or within a price range determined by the Board of Directors; or

(vii) the appointment of any other committees of the Board of Directors or the members thereof.

(b) Meetings and action of committees shall be governed by, and held and taken in accordance with, the provisions of these Bylaws dealing with the place of meetings, regular meetings, special meetings and notice, quorum, waiver of notice, adjournment, notice of adjournment and action without meeting, with such changes in the context of these Bylaws as are necessary to substitute the committee and its members for the Board of Directors and its members, except that the time or regular meetings of committees may be determined by resolutions of the Board of Directors. Notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors or a committee may adopt rules for the government of such committee not inconsistent with the provisions of these Bylaws.

Any such committee shall keep written minutes of its meetings and report the same to the Board at the next regular meeting of the Board. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member.

3.14 OTHER COMMITTEES. The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more non-employee directors and one or more other disinterested persons, who need not be directors, for the purpose of providing advice to the Board regarding any matter, including but not limited to the compensation of officers and other key employees. For the purposes of this Section, a "disinterested person" means any person having no significant interest in the actions of the committee, as determined by the Board. Any such committee, to the extent provided in the resolution of the Board and except as otherwise limited by law, shall assist the Board in exercising its powers and authority in the management of the business and affairs of the Corporation, but shall not itself exercise such powers and authority. Any such committee shall keep written minutes of its meetings and report the same to the Board at the next regular meeting of the Board. In the absence or disqualification of a member of any such committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint any disinterested person to act at the meeting in the place of any such absent or disqualified member. The compensation and reimbursement of expenses of the members of any such committee shall be determined by resolution passed by a majority of the whole Board. Neither the payment of such compensation nor the reimbursement of such expenses shall be construed to preclude any such member from serving the Corporation or its subsidiaries in any other capacity and receiving compensation therefor.

3.15 CERTAIN TRANSACTIONS. In the absence of fraud, no contract or other transaction between the Corporation and any other corporation, and no act of the Corporation, shall in any way be affected or invalidated by the fact that any of the directors of the Corporation are financially or otherwise interested in, or are directors or officers of, such other corporations; and, in the absence of fraud, any director, individually, or any firm of which any director may be a member, may be a party to, or may be financially or otherwise interested in, any contract or transaction of the Corporation; provided, in any case, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors or committee. Any director of the Corporation who is also a director or officer of any such other corporation or who is so interested may be counted in determining the existence of a quorum at any meeting of the Board of Directors of the Corporation that shall authorize any such contract, act or transaction, and may vote thereat to authorize any such contract, act or transaction, with full force and effect as if he were not such director or officer of such other corporation or not so interested.

ARTICLE IV

OFFICERS

4.1 CORPORATE OFFICERS.

(a) The officers of the Corporation shall be a Chief Executive Officer (Chairman of the Board), a President, one or more Vice Presidents (the number thereof and their respective titles to be determined by the Board), a Secretary, Chief Financial Officer (Treasurer) and such other officers as may be appointed at the discretion of the Board in accordance with the provisions of Section 4.1(b).

(b) In addition to the officers specified in Section 4.1(a), the Board may appoint such other officers as the Board may deem necessary or advisable, including one or more Assistant Secretaries and one or more Assistant Treasurers, each of whom shall hold office for such period, have such authority and perform such duties as the Board may from time to time determine. The Board may delegate to any officer of the Corporation or any committee of the Board the power to appoint, remove and prescribe the duties of any officer provided for in this Section 4.1(b).

(c) Any number of offices may be held by the same person.

4.2 ELECTION, TERM OF OFFICE AND QUALIFICATIONS. The officers of the Corporation, except such officers as may be appointed in accordance with Sections 4.1(b) or 4.5, shall be appointed annually by the Board at the first meeting thereof held after the election of the Board. Each officer shall hold office until such officer shall resign or shall be removed by the Board (either with or without cause) or otherwise disqualified to serve, or the officer's successor shall be appointed and qualified.

4.3 REMOVAL. Any officer of the Corporation may be removed, with or without cause, at any time at any regular or special meeting of the Board by a majority of the directors of the Board at the time in office or, except in the case of an officer appointed by the Board, by any officer of the Corporation or committee of the Board upon whom or which such power of removal may be conferred by the Board.

4.4 RESIGNATIONS. Any officer may resign at any time by giving written notice of his resignation to the Board, the President or the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein, or, if the time is not specified, upon receipt thereof by the Board, President or Secretary, as the case may be; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

4.5 VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification or other cause may be filled for the unexpired portion of the term thereof in the manner prescribed in these Bylaws for regular appointments or elections to such office.

4.6 CHIEF EXECUTIVE OFFICER (CHAIRMAN OF THE BOARD). The Chief Executive Officer (Chairman of the Board) of the Corporation shall be the chief executive officer of the Corporation, unless otherwise determined by the Board, and shall have, subject to the control of the Board, general and active supervision and management over the business of the Corporation and over its several subordinate officers, assistants, agents and employees. The Chief Executive Officer shall preside at all meetings of the stockholders and at all meetings of the Board.

4.7 PRESIDENT. The President shall have, subject to the control of the Board and/or the Chief Executive Officer (Chairman of the Board), general and active supervision and management over the business of the Corporation and over its several subordinate officers, assistants, agents and employees. The President shall have such other powers and duties as may from time to time be assigned to him by the Chief Executive Officer (Chairman of the Board), the Board or as prescribed by the Bylaws. At the request of the Chief Executive Officer (Chairman of the Board), or in the case of the absence or inability to act of the Chief Executive Officer (Chairman of the Board) upon the request of the Board, the President shall perform the duties of the Chief Executive Officer (Chairman of the Board) and when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Chief Executive Officer (Chairman of the Board).

4.8 VICE PRESIDENTS. Each Vice President shall have such power and perform such duties as the Board may from time to time prescribe. At the request of the President, or in the case of the President's absence or inability to act upon the request of the Board, a Vice President shall perform the duties of the President and when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President.

4.9 CHIEF FINANCIAL OFFICER (TREASURER). The Chief Financial Officer (Treasurer) shall supervise, have custody of, and be responsible for all funds and securities of the Corporation. The Chief Financial Officer (Treasurer) shall deposit all such funds in the name of the Corporation in such banks, trust companies or other depositories as shall be selected by the Board or in accordance with authority delegated by the Board. The Chief Financial Officer (Treasurer) shall receive, and give receipts for, moneys due and payable to the Corporation from any source whatsoever. The Chief Financial Officer (Treasurer) shall exercise general supervision over expenditures and disbursements made by officers, agents and employees of the Corporation and the preparation of such records and reports in connection therewith as may be necessary or desirable. The Chief Financial Officer (Treasurer) shall, in general, perform all other duties incident to the office of Chief Financial Officer (Treasurer) and such other duties as from time to time may be assigned to the Chief Financial Officer (Treasurer) by the Board.

4.10 SECRETARY. The Secretary shall have the duty to record the proceedings of all meetings of the Board, of the stockholders, and of all committees of which a secretary shall not have been appointed in one or more books provided for that purpose. The Secretary shall see that all notices are duly given in accordance with these Bylaws and as required by law; shall be custodian of the seal of the Corporation and shall affix and attest the seal to all documents to be executed on behalf of the Corporation under its seal; and, in general, he shall perform all the duties incident to the office of Secretary and such other duties as may from time to time be assigned to him by the Board.

4.11 COMPENSATION. The compensation of the officers of the Corporation shall be fixed from time to time by the Board. None of such officers shall be prevented from receiving such compensation by reason of the fact that he is also a director of the Corporation. Nothing contained herein shall preclude any officer from serving the Corporation, or any subsidiary corporation, in any other capacity and receiving proper compensation therefor.

ARTICLE V

CONTRACTS, CHECKS, DRAFTS,

BANK ACCOUNTS, ETC.

5.1 EXECUTION OF CONTRACTS. The Board, except as in these Bylaws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances; and unless so authorized by the Board or by these Bylaws, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or in any account.

5.2 CHECKS, DRAFTS, ETC. All checks, drafts or other orders for payment of money, notes or other evidence of indebtedness, issued in the name of or payable to the Corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the Board. Each such person shall give such bond, if any, as the Board may require.

5.3 DEPOSITS. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board may select, or as may be selected by any officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation to whom such power shall have been delegated by the Board. For the purpose of deposit and for the purpose of collection for the account of the Corporation, the Chief Executive Officer, President, any Vice President or the Chief Financial Officer, (or any other officer or officers, assistant or assistants, agent or agents or attorney or attorneys of the Corporation who shall from time to time be determined by the Board), may endorse, assign and deliver checks, drafts and other orders for the payment of money which are payable to the order of the Corporation.

5.4 GENERAL AND SPECIAL BANK ACCOUNTS. The Board may from time to time authorize the opening and keeping of general and special bank accounts with such banks, trust companies or other depositories as the Board may select or as may be selected by any officer or officers, assistant or assistants, agent or agents, or attorney or attorneys of the Corporation to whom such power shall have been delegated by the Board. The Board may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these Bylaws, as it may deem expedient.

ARTICLE VI

SHARES AND THEIR TRANSFER

6.1 CERTIFICATES FOR STOCK.

(a) The shares of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board, every holder of stock represented by certificates and upon request every holder of uncertificated shares shall be entitled to have a certificate, in such form as the Board shall prescribe, signed by, or in the name of, the Corporation by the Chief Executive Officer (Chairman of the Board), or the President or Vice President, and by the Chief Financial Officer (Treasurer) or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation representing the number of shares registered in certificate form. Any of or all of the signatures on the certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature has been placed upon, any such certificates, shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may nevertheless be issued by the Corporation with the same effect as though the person who signed such certificate, or whose facsimile signature shall have been placed thereupon, were such officer, transfer agent or registrar at the date of issue.

(b) A record shall be kept of the respective names of the persons, firms or corporations owning the stock represented by such certificates, the number and class of shares represented by such certificates, respectively, and the respective dates thereof, and in case of cancellation, the respective dates of cancellation. Every certificate surrendered to the Corporation for exchange or transfer shall be cancelled, and no new certificate or certificates shall be issued in exchange for any existing certificate until such existing certificate shall have been so cancelled, except in cases provided for in Section 6.4.

6.2 TRANSFERS OF STOCK. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation by the registered holder thereof, or by such holder's attorney thereunto authorized by power of attorney duly executed and filed with the Secretary, or with a transfer clerk or a transfer agent appointed as provided in Section 6.3, and upon surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes thereon. The person in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation. Whenever any transfer of shares shall be made for collateral security, and not absolutely, such fact shall be so expressed in the entry of transfer if, when the certificate or certificates shall be presented to the Corporation for transfer, both the transferor and the transferee request the Corporation to do so.

6.3 REGULATIONS. The Board may make such rules and regulations as it may deem expedient, not inconsistent with these Bylaws, concerning the issue, transfer and registration of certificates for shares of the stock of the Corporation. It may appoint, or authorize any officer or officers to appoint, one or more transfer clerks or one or more transfer agents and one or more registrars, and may require all certificates for stock to bear the signature or signatures of any of them.

6.4 LOST, STOLEN, DESTROYED AND MUTILATED CERTIFICATES. In any case of loss, theft, destruction or mutilation of any certificate of stock, another may be issued in its place upon proof of such loss, theft, destruction or mutilation and upon the giving of a bond of indemnity to the Corporation in such form and in such sum as the Board may direct; provided, however, that a new certificate may be issued without requiring any bond when, in the judgment of the Board, it is proper to do so.

6.5 PAYMENT FOR SHARES. Certificates for shares may be issued prior to full payment under such restrictions and for such purposes as the Board may provide; provided, however, that on any certificate issued to represent any partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated.

ARTICLE VII

INDEMNIFICATION

7.1 AUTHORIZATION FOR INDEMNIFICATION. The Corporation may indemnify, in the manner and to the full extent permitted by law, any person (or the estate, heirs, executors, or administrators of any person) who was or is a party to, or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

7.2 ADVANCE OF EXPENSES. Costs and expenses (including attorneys' fees) incurred by or on behalf of a director or officer in defending or investigating any action, suit, proceeding or investigation may be paid by the Corporation in advance of the final disposition of such matter, if such director or officer shall undertake in writing to repay any such advances in the event that it is ultimately determined that he is not entitled to indemnification. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate. Notwithstanding the foregoing, no advance shall be made by the Corporation if a determination is reasonably and promptly made by the Board by a majority vote of a quorum of disinterested directors, or (if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs) by independent legal counsel in a written opinion, or by the stockholders, that, based upon the facts known to the Board or counsel at the time such determination is made, (a) the director, officer, employee or agent acted in bad faith or deliberately breached his duty to the Corporation or its stockholders, and (b) as a result of such actions by the director, officer, employee or agent, it is more likely than not that it will ultimately be determined that such director, officer, employee or agent is not entitled to indemnification.

7.3 INSURANCE. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article or applicable law.

7.4 NON-EXCLUSIVITY. The right of indemnity and advancement of expenses provided herein shall not be deemed exclusive of any other rights to which any person seeking indemnification or advancement of expenses from the Corporation may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. Any agreement for indemnification of or advancement of expenses to any director, officer, employee or other person may provide rights of indemnification or advancement of expenses which are broader or otherwise different from those set forth herein.

ARTICLE VIII

MISCELLANEOUS

8.1 SEAL. The Board shall provide a corporate seal, which shall be in the form of a circle and shall bear the name of the Corporation and words and figures showing that the Corporation was incorporated in the State of Delaware and the year of incorporation.

8.2 WAIVER OF NOTICES. Whenever notice is required to be given by these Bylaws or the Certificate of Incorporation or by law, the person entitled to said notice may waive such notice in writing, either before or after the time stated therein, and such waiver shall be deemed equivalent to notice. Attendance of a person at a meeting (whether in person or by proxy in the case of a meeting of stockholders) shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

8.3 AMENDMENTS. The original or other Bylaws of the Corporation may be adopted, amended or repealed by the incorporators, by the initial directors if they were named in the Certificate of Incorporation, or, before the Corporation has received any payment for any of its stock, by its Board. After the Corporation has received any payment for any of its stock, the power to adopt, amend or repeal Bylaws shall be in the stockholders entitled to vote; provided, however, the Corporation may, in its Certificate of Incorporation, confer the power to adopt, amend or repeal Bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal Bylaws.

8.4 REPRESENTATION OF OTHER CORPORATIONS. The Chief Executive Officer (Chairman of the Board), President, any Vice President or the Secretary of this Corporation is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this Corporation. The authority herein granted to said officers to vote or represent on behalf of this Corporation any and all shares held by this Corporation in any other corporation or corporations may be exercised either by such officers in person or by any person authorized to do so by proxy or power of attorney duly executed by said officers.

8.5 STOCK PURCHASE PLANS. The Corporation may adopt and carry out a stock purchase plan or agreement or stock option plan or agreement providing for the issue and sale for such consideration as may be fixed of its unissued shares, or of issued shares acquired or to be acquired, to one or more of the employees or directors of the Corporation or of a subsidiary or to a trustee on their behalf and for the payment for such shares in installments or at one time, and may provide for aiding any such persons in paying for such shares by compensation for services rendered, promissory notes, or otherwise.

Any stock purchase plan or agreement or stock option plan or agreement may include, among other features, the fixing of eligibility for participation therein, the class and price of shares to be issued or sold under the plan or agreement, the number of shares which may be subscribed for, the method of payment therefor, the reservation of title until full payment therefor, the effect of the termination of employment and option or obligation on the part of the Corporation to repurchase the shares, the time limits of and termination of the plan and any other matters, not in violation of applicable law, as may be included in the plan as approved or authorized by the Board or any committee of the Board.

8.6 CONSTRUCTION AND DEFINITIONS. Unless the context requires otherwise, the general provisions, rules of construction and definitions in the Delaware General Corporation Law shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

C E R T I F I C A T E  O F  S E C R E T A R Y

- - - - - - - - - - -  - -  - - - - - - - - -

I, the undersigned, do hereby certify:

1. That I am the duly elected and acting Secretary of Clusone Acquisition Corp., a Delaware corporation; and

2. That the foregoing Bylaws, comprising twenty (20) pages, constitute the Bylaws of said Corporation as duly adopted by the incorporator of said Corporation and as duly approved by the directors of said Corporation by unanimous written consent effective as of April 21, 1997.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of said Corporation effective as of April 21, 1997.

Desmond Allen, Secretary

EXHIBIT 4

Instrument Defining the Right of Holders – Share Certificate

Not valid unless countersigned by transfer agent

Incorporated under the laws of the state of

DELAWARE

NUMBER

SHARES

0

1

LITERARY PLAYPEN, INC.

Authorized common stock:20,000 Shares

Par value: $.001

Cusip no. 536774 10 2

THIS CERTIFIES THAT .                                                   .

Is the record holder of .                                                   .

Shares of LITERARY PLAYPEN, INC. Common Stock

Transferable on the books of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated .                                                   .

.                                                   .

.                                                   .

     Secretary

President

[Seal of Corporation Appears Here]

(reverse has definitions and signatures)

EXHIBIT 5

Legal Opinion

MICHAEL J. MORRISON

ATTORNEY AND COUNSELOR AT LAW

1495 RIDGEVIEW DRIVE. SUITE 220

RENO. NEVADA 69509

(775) 827-6300

FAX (775) 827-6311

E-MAIL MORRISONLAW@PYRAMID.NET

WEBSITE: WWW.VENTURELAWUSA.COM

August 26, 2002

Literary Playpen, Inc.

1495 Ridgeview Drive, Suite 220

Reno, NV 89509

RE:

Form SB-2 Registration statement for 500,000

Shares of Common Stock

Dear Officers and Directors:

I have acted as counsel to Literary Playpen, Inc. (the "Company") in connection with the registration of 500,000 Shares of the Company's Common Stock, pursuant to a Registration Statement on Form SB-2 (the "Registration Statement"). You have requested my opinion as to certain matters in connection with said Registration Statement.

In my capacity as counsel to the Company, I have examined and am familiar with the originals or copies, of all documents, corporate records and other instruments I have deemed necessary to express the opinions hereinafter set forth, the authenticity of which have been established to my satisfaction,

Based on the foregoing, and upon due consideration of applicable law, it is my opinion that the 500,000 Shares to be registered by the Company are duly authorized, validly issued, fully paid and non-assessable.

Furthermore, I consent to the use of this opinion as an Exhibit to the Registration Statement and to the use of my name in such Registration Statement, and the Prospectus included therein, under the heading "Legal Matters".

Very truly yours,

/s/ Michael J. Morrison

Michael J. Morrison, Esq.

Exhibit 10    Material Contracts

License Agreement between Literary Playpen, Inc. and Sidney Sheldon

LICENSE AGREEMENT

Between

LITERARY PLAYPEN, INC.

and

SIDNEY SHELDON

August 30, 2002

INDEX

SCHEDULES

1.

Confidentiality Agreement

LICENSE AGREEMENT

This Agreement is dated, entered into and made effective on August 30, 2002.

This agreement replaces and extinguishes

1)

a License Agreement between L1 Systems, Inc and Sidney Sheldon dated March 15, 2001 relating to Literary Rights obtained for the short story titled “The Strangler”.

2)

a License Agreement between Literary Playpen, Inc ( a Nevada Corporation) and Sidney Sheldon dated October 1, 2001 relating to Literary Rights obtained for the short story titled “The Chase”.

3)

a License Agreement between Literary Playpen, Inc. formerly known as Clusone   Acquisition Corp. ( a Delaware Corporation) and Sidney Sheldon dated January 7, 2002 relating to Literary Rights obtained for the short stories titled “Ghost Story”, “The Money Tree”, “The Dictator”, and The Twelve Commandments”.

BETWEEN:

SIDNEY SHELDON, AN INDIVIDUAL, ADDRESS AT______________________________ ______________________________

(“Licensor”);

AND:

LITERARY PLAYPEN, INC., FORMERLY KNOWN AS CLUSONE ACQUISITION CORP. A DELAWARE CORPORATION, ADDRESS AT 1495 RIDGEVIEW DRIVE, SUITE 220, RENO, NEVADA 89509

(“Licensee”);

RECITALS

A.

The Licensor has developed and acquired literary rights, copyrights and other proprietary rights related to the short stories titled “The Chase,” “The Strangler,” “The Money Tree,” “The Dictator,” “The Twelve Commandments,” and “Ghost Story” (the "Literary Rights").

B.

The Licensee wants to obtain from Licensor an exclusive license, and certain technical assistance in order to use the Literary Rights to develop, publish, promote and market the Literary Rights in the format of electronic games for internet-connected cell phones, personal digital assistants, personal computers, game console devices (such as the Playstation or XBox) and handheld gaming devises (such as Gameboy) ("Electronic Games").

In consideration of the recitals and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties make the following Agreement:

DEFINITIONS

1.

In this Agreement and in the schedules attached to it, unless the context otherwise requires:

(a)

“Affiliate” means any firm, corporation or other organization, or any person (a) in which Licensee has, or which Licensee, at the time, directly or indirectly, a substantial stock interest or a substantial financial interest; or (b) with which Licensee has, or which has with Licensee, at the time, directly or indirectly, management relations sufficient to enable it to control the other's business policies and activities.

(b)

“Commission” means the United States Securities and Exchange Commission.

(c)

“Confidentiality Agreement” means a confidentiality agreement in the form attached as Schedule 1.

(d)

          “Effective Date” means August 30, 2002.

(e)

“Know-how” means any information, including without limitation, copyright records, research records and reports, developmental reports, source codes, Literary Rights, publishing techniques, processes, methods, marketing surveys, or any other information relating to or concerning the Literary Rights, or any methods or processes useful to make, use, develop Electronic Games, market or sell the Literary Rights to the extent that this information is owned or controlled by the Licensor, including the Licensor’s literary knowledge, talent, skill and experience.

(f)

“License” means the exclusive license to use the Literary Rights and offering Literary Rights for sale, and selling Literary Rights throughout the Licensed Territory for Electronic Games, which have been approved by Licensor as provided in this Agreement.

(g)

“Licensed Territory” means all portions of the world.

(h)

“Licensee” includes the subsidiaries formed for the purpose of exploiting the Literary Rights.

(i)

“Royalty” means 10% of the net profit generated from use of the Literary Rights calculated in accordance with generally accepted accounting principles.

THE LICENSE

The Licensor grants the License to the Licensee as of the Effective Date.  The Licensee may not grant sub-licenses. All rights not expressly licensed to Licensee are reserved by Licensor, including, without limitation, all print publishing rights, all motion picture, television and home video rights and all customary allied, ancillary and subsidiary rights relating to the foregoing.  The text of the underlying literary works will not be reproduced in the Electronic Games or in the advertising and promotion thereof.  The License does not include any rights in any motion picture, television program or other derivative work produced by a third party based on the Literary Rights or any right to use any element of any of the foregoing that is not in the underlying book.

1.

 The Licensor will promptly execute all documents and, at Licensee's sole expense, do any other act, which may reasonably be required by the Licensee to give effect to the license grant described in paragraph 1, and otherwise further the purposes and intents of this Agreement.  Licensor expressly grants Licensee the non-exclusive right to use his picture, photo, name and likeness in all games produced by Licensee and in the marketing and promotion thereof, provided that the pictures, photos, names and likenesses so used and each specific use thereof shall be subject to Licensor's prior written approval.

2.

 Subject to his personal and professional availability, the Licensor will in good faith make efforts to participate in promotional activities, including internet interviews and chat sessions, all done electronically, and may include travel.  Specifically, subject to his personal and professional availability, Licensor agrees to in good faith make efforts to perform a promotional tour of Japan to coincide with the release of Licensee’s first wireless product.  All promotional travel costs shall include first-class travel and lodging by the travel agency of Licensor’s choice, and other first-class expenses for Licensor and one guest, at the sole expense of Licensee, subject to Licensor’s approval.

3.

 The Licensee will bear the costs incurred for the drafting of this Agreement and all related Agreements, as well as all fees and costs associated with the Literary Rights, incurred after the date of this Agreement.

4.

 At Licensee’s request, the Licensor will provide such technical assistance and Know-how, as he may deem appropriate in his sole discretion to the Licensee.  Each request for assistance by the Licensee must be made in writing.  The Licensor will use its reasonable efforts to provide the requested assistance as quickly as possible.  The Licensee must reimburse the Licensor for all first-class transportation, lodging and other first-class costs incurred by the Licensor in providing the requested assistance. If the Licensor determines in good faith that the services being requested are more than reasonable, he shall have the right to condition his participation on the payment to him of additional compensation to be negotiated in good faith, or refuse the request altogether.

SECURITY INTEREST AND COPYRIGHT MORTGAGE

In order to secure Licensor's rights and the performance of Licensee's obligations hereunder, Licensee hereby grants to Licensor a continuing first position security interest and copyright mortgage in and to the License.  Licensee will execute and deliver to Licensor from time to time such documents as Licensor may reasonably require to effectuate the foregoing, including, without limitation UCC-1 financing statements and a short form copyright mortgage suitable for recording with the Copyright Office.

INSPECTIONS

The Licensee must allow a duly authorized representative of the Licensor, upon reasonable prior written notice from time to time, to enter the Licensee’s premises for the purpose of inspecting the Literary Rights and the manner in which they are being used in order to ascertain that the Licensee is complying with this Agreement.

CONFIDENTIAL INFORMATION

1.

The Literary Rights remains the sole and exclusive property of Licensor and may only be used by the Licensee while this Agreement remains in force.  The Licensee must maintain the Literary Rights as confidential and in secrecy, both during the term of this Agreement and after the termination of this Agreement for any reason.

2.

The Licensee will take all reasonable measures to prevent its employees and others from divulging the Literary Rights.  The Parties will sign a Confidentiality Agreement on the Effective Date and will ensure that any party to whom they intend to disclose any part of the Literary Rights first signs a similar Confidentiality Agreement.  The Licensee shall be deemed to have taken all reasonable measures to protect the confidentiality of the Literary Rights, and satisfied its obligations hereunder, if, before it discloses the Literary Rights, it has obtained a signed Confidentiality Agreement from the party to whom it intends to disclose the Literary Rights.

3.

The provisions of paragraphs and apply only to the Literary Rights that is not published or otherwise in the public domain from a source other than the Licensee.

MARKETING

The Licensee will, pursuant to the Licensee’s Business Plan, dated October, 2001, reviewed and approved by Licensor and attached hereto as Exhibit C, use its best efforts to develop, use and market the Literary Rights in a manner that will be of high quality and good taste and will enhance the professional image and reputation of the Literary Rights, all consistent with the Business Plan. In the event that the first Electronic Game is not released and placed in active distribution to the general public in the United States or Japan within three years after the date of this Agreement, this Agreement will terminate and all Literary Rights will revert to Licensor.  In the event that a new Electronic Game based on the Literary Rights is not released placed in active distribution to the general public in the United States within four years after the initial commercial release of the preceding Electronic Game based on the Literary Rights, the License shall terminate with respect to future Electronic Games based on the Literary Rights that have not yet been completed and released.  If any Electronic Game is out of active distribution to the general public in any territory for any period of twelve consecutive months following its initial commercial release anywhere in the world, the right to continue to distribute and exploit such Electronic Game in the affected territory shall terminate

TITLE AND CREDIT

Unless otherwise approved by Licensor, the title of each Electronic Game shall be the title of the underlying book on which it is based, and, at Licensor's election will include Licensor's name, e.g. "Sidney Sheldon's The Chase."  If Licensor elects not to have his name included in the title, he may alternatively require a full screen credit in the opening titles in the form "Based on The Chase by Sidney Sheldon," if the title of the Electronic Game is different from the title of the book, or "Based on the novel by Sidney Sheldon" if the title of the Electronic Game is the same as the title of the book.  The foregoing credits will also be included in all Promotional Materials.  Alternatively, in his sole discretion, Licensor may require that his name not be used in connection with any Electronic Game and/or Promotional Materials.

CONSIDERATION

The Royalty

1. Licensee shall pay a royalty as consideration for this Agreement. However, no Royalty shall be paid until Licensee has recovered from gross revenues all actual costs of developing the games.

2. The Royalty shall be calculated from the beginning of the first of Licensee's financial quarters in which the Licensee realizes a net profit from sales of the Literary Rights that is equal to or more than $1000.

3.  The Licensee will pay the Royalty to the Licensor by the end of 15th day of the second month following the end of each of the Licensee’s financial quarters during the term of this Agreement.  With each of these payments the Licensee will deliver to the Licensor a written statement showing the gross revenues and net profits upon which the Royalty (and any escalation thereof) is calculated.  Revenues from each platform, territory, Electronic Game and port of an Electronic Game shall be reported separately.  The Licensor or an accountant appointed by the Licensor may inspect all of the Licensee’s books and records pertaining to the Royalty calculation at any time during usual business hours after giving the Licensee reasonable advance written notice.

4.  If any Royalty payment is late, notwithstanding any other provision of this Agreement, the Licensee must pay the Licensor interest at the prime rate of interest on the date the payment was due, as set by the Bank of America, San Francisco, plus 2% per annum on the amount of the late payment.  If an audit by Licensor establishes a deficiency of 3% or more from the amount of Royalty due and owing by the Licensee, the Licensee will pay all the costs of the Licensor’s audit and the deficiency owing, together with interest at the rate set out above.

APPROVALS

1.  The quality of the Electronic Games as well as the quality of any packaging, advertising, promotional, display and other material prepared in connection therewith (collectively, "Promotional Material") which includes any Literary Rights or any reference to Licensor shall be of the highest standard reasonably attainable, consistent with the best quality of similar articles, packaging, advertising, promotional and display materials presently manufactured, distributed, sold and/or used by other companies competing with Licensee and shall be in full conformity with applicable laws and regulations.

2.  Licensor shall have absolute approval of the Electronic Games and all Promotional Material at all significant stages of development and application thereof.  Licensee may not manufacture, use, offer for sale, sell, advertise, promote, ship or distribute any Electronic Games or Promotional Material unless and until Licensee has received Licensor's approval thereof in the manner prescribed below.

3.  Licensee shall, in a timely manner and in sufficient time for review and consideration, submit for Licensor's discretionary approval all materials relating to the Electronic Games, including, without limitation, game designs, computer artwork, and partially completed versions of the Electronic Games and Promotional Materials.  Licensor shall endeavor in good faith to complete his review of materials within ten (10) business days after submission; in the event that Licensor does not respond within such ten (10) business day period, the submitted materials shall be deemed approved.  Should Sidney Sheldon be incapacitated to an extent that he is unable, or unavailable, to approve for more than a ten (10) business day period when any requested approvals are pending, submitted materials shall be deemed approved so long as such materials are consistent with prior approvals.

4.  Licensor's approval of any materials will in no way limit or affect Licensee's representations, warranties and indemnities under this Agreement.

TERM, TERMINATION, BREACHES AND REMEDIES

1.

The term of this Agreement, unless it is otherwise terminated in accordance with the terms hereof, shall be five (5) years, renewable for an additional five (5) years if Licensee complies with all obligations of Licensee hereunder, including financial obligations due Licensor hereunder.

2.

The Licensor may terminate this Agreement if the Licensee files or has filed against Licensee a petition in bankruptcy, reorganization or for the adoption of an arrangement under any present or future bankruptcy, reorganization or similar law (which petition, if filed against Licensee, shall not be dismissed within 30 calendar days from the filing date), or if Licensee makes an assignment for the benefit of creditors or is adjudicated to be bankrupt, or if a receiver or trustee of all or substantially all of Licensee's property is appointed, or if Licensee discontinues its business, this Agreement shall automatically terminate forthwith without notice to Licensee.

3.

Termination of this Agreement does not relieve the Licensee of its obligation or liability to provide reports and pay the Royalty pursuant to the terms of this Agreement.

4.

The termination of this Agreement for any reason is without prejudice to, and does not affect, the right of Licensor to recover from Licensee any and all damages to which Licensor may be entitled, or any other rights of the Licensor, and all rights of Licensor survive termination of this Agreement.

5.

Upon the termination of this Agreement for any reason:

(a)

All rights and privileges granted to the Licensee under this Agreement terminate and revert to the Licensor, and the Licensee will not make use of the Literary Rights or the Electronic Games developed hereunder, provided that this termination shall not require Licensee to recall copies of Electronic Games, which are already in the possession of end users.

(b)

The Licensee must promptly return to the Licensor all of the Literary Rights, including, without limitation, all copies of written materials, drawings, data, computer software and other proprietary information.

6. This Agreement may be terminated by either party, by providing the other party with written notice of breach of any obligation to be observed or performed under this Agreement and the breach is not remedied within 30 days of receiving written notice from the terminating party.

7.  On a termination of this Agreement by the Licensee by reason of breach or default by the Licensor, the Licensee shall be entitled to any financial or business benefits realized on sales of the Literary Rights to which it would have been entitled if the Agreement had not been terminated.  In the event of termination for any breach of Licensor, Licensee shall be entitled to continue sales of all Literary Rights and/or inventory as of the date of termination.  Licensee shall have continued obligation to pay a royalty to the Licensor and provide an accounting related thereto, as defined in future Consideration Agreement.  No termination shall affect Licensor's approval rights or other rights and privileges under this Agreement to the extent that Licensee continues exploitation of the Literary Rights in any form.  Upon termination, all rights to elements of the games or other creative works of Licensee, which are not based on the Literary Rights, shall be the exclusive property of Licensee.

8.  The Licensee will not charge or permit another to charge the License with any encumbrance, claim, lien or other right that can mature as a claim against the License during the term of this Agreement.

9.  This Agreement shall automatically terminate forthwith without notice to Licensee in the event that a substantial portion of Licensee's assets or controlling stock in Licensee's business (i.e. 50% or more of the capital stock or voting power of Licensee) is sold or transferred without Licensor's prior written approval not unreasonably withheld.

REPRESENTATIONS, WARRANTIES AND COVENANTS

1.

The Licensor represents and warrants that:

(a)

He is the sole owner of all rights, title and interest in and to the Literary Rights and that, to the best of his knowledge, the Literary Rights are valid, subsisting and have not been abandoned.

(b)

The Literary Rights are as the Licensor has described to the Licensee in Schedule A attached hereto.

(c)

To the best of his knowledge, the subject matter of the Literary Rights do not infringe upon any rights of any third party.

(d)

He has not granted, nor will he grant, any license, right or interest to any other party in or to the Literary Rights, which is inconsistent with this Agreement.

(e)

He is not a party to or threatened with any legal proceedings or inquiries relating to the Literary Rights, nor is he aware of any circumstances that might give rise to any legal proceedings or inquiries against the Licensor.

(f)

The Literary Rights are free of all claims, liens, charges and encumbrances of whatsoever nature.

(g)

He has the power and authority to carry on his business and to make this Agreement and any agreement that is contemplated by this Agreement.

(h)

Neither the making nor performing of this Agreement or any of the agreements           contemplated by it conflict with, breach or accelerate the performance of any other agreement that he has made relating to the Literary Rights.

(i)

The making of this Agreement and any agreements contemplated by it does not violate or breach the laws of any applicable jurisdiction or regulatory body and has been authorized by Licensor after consultation with legal counsel.

(j)

Notwithstanding the foregoing, Licensor makes no warranty regarding the availability of the title of the Literary Rights, except in territories in which the underlying book has been published, and then, only with respect to the title used in the applicable territory.

2. Licensor indemnifies and holds harmless the Licensee, its directors, officers, employees and contractors for all costs, damages, fees and liabilities incurred by the Licensee in defending any actions, claims or proceedings arising from breach of Licensor’s representations and warranties.

3.  The Licensee represents and warrants that:

(a)

It is incorporated in accordance with the laws of the State of Delaware and is in good standing in its incorporating and operating jurisdictions.

(b)

It intends to become a reporting issuer in the United States and will file all documents that must be filed with the United States Securities and Exchange Commission and any other body with jurisdiction over securities matters and will disclose any material fact or change that must be disclosed under applicable securities laws, rules and regulations.

(c)

Its shares are not currently quoted on and or traded through the facilities of any stock exchange.

(d)

It has the power and authority to carry on its business and to make this Agreement and any agreement that is contemplated by this Agreement.

(e)

Neither the making nor performing of this Agreement or any of the agreements contemplated by it conflict with, breach or accelerate the performance of any other agreement that it has made.

(f)

The making of this Agreement and any agreements contemplated by it does not violate or breach its organization documents or the laws of any applicable jurisdiction or regulatory body and has been authorized by its board of directors.

(g)

No element of the Electronic Games or Promotional Materials, which is not derived from the Literary Rights, will infringe upon any rights of any third party.

(h)

Licensee will comply with all applicable laws, rules and regulations in connection with its activities hereunder, and no element of the Electronic Games will be manufactured in any so-called "sweatshop" or other abusive conditions.

(i)

No liens, claims or encumbrances affecting the rights reserved by Licensor will arise as a result of the act or omission of Licensee.

4. Each Party acknowledges that the other Parties are relying on the foregoing representations and warranties in making this Agreement and that the representations and warranties survive the making of this Agreement.

INSURANCE

License shall acquire within 90 days after funding (and in any event prior to the release of the first Electronic Game), and maintain at all times during the term of this Agreement thereafter, the following policies of insurance covering the Electronic Games from an A-rated insurance company (i) errors and omissions insurance, (ii) product liability insurance, and (iii) general liability insurance.  Each such form of insurance shall have policy limits of at least $1 million per claim/$3 million aggregate and shall have a deductible not to exceed $10,000.  Such insurance shall be primary and shall not be excess or contributory to any similar coverage that Licensor may maintain and may not be cancelled without at least 30 days written notice to Licensor.  Licensor shall be an additional named insured on such policies, and shall be provided with a certificate of insurance prior to commencement of development of the first Electronic Game.

COPYRIGHT AND OTHER PROPRIETARY RIGHTS

1.

The Licensee, during the term of this Agreement and thereafter, will not (i) contest or attack or assist others in contesting or attacking the subject matter, validity or the Licensor’s ownership of any copyright or other proprietary rights relating to the Literary Rights, or any other proprietary information of the Licensor disclosed to Licensee in writing, (ii) use or authorize the use of any trademark, trade name or other designation identical with or confusingly similar to the title of the Literary Rights or any logo or trademark associated with the Literary Rights, (iii) manufacture, distribute, offer for sale or license, sell, license, advertise or promote any article which is confusingly similar to the Electronic Games, or (iv) manufacture, distribute, offer for sale or license, sell, license, advertise or promote any article using in connection therewith words and/or symbols and/or combinations thereof identical with or confusingly similar to any distinctive element of the Literary Rights, whether or not such element is protected by patent, copyright or trademark.

2.  Licensee recognizes and acknowledges that:

(i)

the title of the Literary Rights and the logos and/or artwork (including artwork developed for advertising and promotional use) embodying such title are, as between Licensor and Licensee, the sole property of Licensor.  To the extent that the publisher of the underlying book has any rights in such logos and/or artwork, it shall be the responsibility of Licensee to obtain any necessary permissions from the publisher for the use thereof.

(ii)

the good will associated with the Literary Rights and any title, logo or trademark associated therewith inures solely and exclusively to Licensor.

(iii)

that the Literary Rights and any title, logo or trademark associated therewith have acquired, and will continue indefinitely to have and acquire, a secondary meaning in the minds of the public.

3.  Except as otherwise expressly provided herein, all copyright, patent and trademark in the Literary Rights and, subject to the rights licensed to Licensee hereunder, the Electronic Games and the Promotional Materials, shall be in Licensor's name.  The foregoing includes all characters, themes, plots and other constituent elements of the Literary Rights and derivative works thereof.  Licensee shall retain all rights, title and interest to all functional elements of the Electronic Games and to the code, routines, tools, algorithms and game play of the Electronic Games to the extent that such elements do not depict, express, or are not derived from the Literary Rights as well as to the Promotional Materials to the extent that they do not depict or express elements of the Literary

Rights and are not derived therefrom.  Licensee shall ensure that all elements of the Electronic Games and Promotional Materials that are owned by Licensor shall be created under written agreements that are sufficient to obtain from the individual creators all rights therein.

4.  Both parties shall cooperate in protecting Licensor's proprietary rights and shall promptly supply to the other party any information or material reasonably required by the other party.  If either party learns of any unauthorized use of the Literary Rights, that party shall in good faith promptly inform the other party in writing of the nature and extent of same.

TRANSFERABILITY

1.

The Licensee may not assign its rights under this Agreement or transfer this Agreement to another Party without the Licensor’s express written consent, which shall not be unreasonably withheld.

INDEPENDENCE

1.

Nothing in this Agreement creates a partnership or joint venture between the Licensor and Licensee.  The Licensee does not have the authority to act on behalf of the Licensor and cannot use the Licensor’s name in any way, except as specifically authorized by this Agreement.

CHOICE OF LAW AND ARBITRATION

1.

This Agreement is governed by the laws of Nevada.  Jurisdiction and venue shall rest in the courts of Nevada.

2. Any claim arising out of this Agreement (other than an action by Licensor for an injunction, specific performance or other equitable relief) must be settled by a single arbitrator appointed by the parties mutually or, failing their mutual appointing, by one arbitrator appointed by the Licensor, one arbitrator appointed by the Licensee and a third arbitrator appointed by the two already appointed arbitrators.  The arbitration must be settled in accordance with the Commercial Arbitration Rules of the AAA and a decision of the arbitrators shall be binding on the Parties. No appeals will be permitted; the arbitration is final and binding on all parties. The prevailing party shall also be entitled, in addition to the arbitration award, to an award of attorney’s fees, costs and expenses incurred in the arbitration and in its efforts to enforce this Agreement.

NON-WAIVER

1.

The condoning, excusing or overlooking by any Party of any default, breach or non-observance by another at any time in respect of any covenant, provision or condition of this Agreement does not operate as a waiver of the Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance, so as to defeat in any way the rights of the Party in respect of any continuing or subsequent default or breach, and no waiver unless it is express and written may be inferred from or implied by anything done or omitted by the Party.

NOTICES

1.

Any notice that must be given under this Agreement must be given in writing and delivered by hand or transmitted by fax to the address or fax number that is given for the Party on page 1 of this Agreement, and is deemed to be received on the day of delivery by hand or transmission by fax. .  Copies of all notices to Licensor shall be sent to Licensor’s counsel, which at the Effective Date is Hansen, Jacobson, Teller, Hoberman, Newman & Warren L.L.P., 450 N. Roxbury Drive, Beverly Hills, CA 90210, Attn: Tom Hoberman, Esq.

GENERAL

1.

This Agreement sets forth the entire agreement between the Parties and supersedes all previous negotiations, representations and agreements between the Parties, whether written or oral, that might have lead to the Parties making this Agreement.

2.The Parties acknowledge that they have been given adequate time to review this Agreement and to seek and obtain independent legal advice, and represent that they have in fact sought and obtained independent legal advice and are satisfied with all of the terms and conditions of this Agreement.

3.Time is of the essence of this Agreement.

4.Whenever the singular or masculine or neuter is used in this Agreement, the meanings must be construed as the plural or feminine or body corporate when the context requires.

5.The headings in this Agreement are for convenience only and are not deemed part of this Agreement.

6. If any part, section, paragraph or sub-paragraph of this Agreement is held to be invalid, illegal or otherwise void or unenforceable, the balance of the Agreement continues in full force and effect.

7. This Agreement inures to the benefit of and is binding upon the Parties and their respective heirs, estates, successors and permitted assigns.

8. The Parties are not liable for any loss or damage due to any delay in the performance of the terms of this Agreement (except for the payment of money) by reason of strikes, lockouts and other labor troubles, fires, riots, wars, embargoes and civil commotion, acts of God or governmental acts, regulations, demands or requirements, affecting either of the parties and beyond their reasonable control.  The dates and times by which the affected Party is required to render performance under this Agreement (except for the payment of money) is postponed automatically for the period of time that the affected Party is prevented from meeting its obligations by reason of these unexpected events.  Notwithstanding the foregoing, in the event that Licensee's performance of any material provision of this Agreement is inhibited or delayed for a reason excusable under this paragraph for any period of more than three consecutive months, Licensor shall have the right to terminate this Agreement.9. The Licensee shall indemnify and hold harmless the Licensor, and his agents, licensees, heirs, successors and assigns from and against any claims arising out of the exercise of any rights under this Agreement, including, without limitation, any cost, damages or loss, consequential or otherwise, arising from or out of the use of any of the Literary Rights, Electronic Games or Promotional Materials or marketing, distribution, sale or use of the Literary Rights, Electronic Games or Promotional Materials by the Licensee, except for matters as to which Licensor is obligated to indemnify Licensee.

10. Licensee acknowledges that, in the event that Licensee breaches this Agreement, Licensor will suffer irreparable harm that cannot be fully compensated by money damages.  Accordingly, Licensor shall be entitled as a matter of right to an injunction or other equitable relief to protect the Literary Rights and to enforce his rights under this Agreement.

11. Licensee will include in each Electronic Game such proprietary rights notices as Licensor may reasonably require, identifying the copyrights, trademarks and other proprietary rights of Licensor that are used therein.

INFRINGEMENT

1.

If any suit, action or other proceeding is brought against Licensee involving any claim of copyright infringement based on the Licensee’s use of the Literary Rights (and not on any change or addition to the Literary Rights or any material combined with the Literary Rights by or under the authority of Licensee), the Licensee must promptly send the Licensor copies of all papers that have been served on the Licensee in the suit, action or other proceeding.  The Licensor will defend the action, at its sole expense.  The Licensee shall cooperate with Licensor and shall, on reasonable notice, cause any of its employees, officers, directors, managers or agents to testify when requested by the Licensor and will, on reasonable notice, make available to the Licensor all relevant records, papers, information, samples, specimens or anything that may be helpful in defending such action.

BEFORE WITNESSES the Parties have authorized this Agreement as of the date of reference on page 1 of this Agreement.

/s/ Sidney Sheldon

______________________________

Signed by SIDNEY SHELDON,

 On August 30, 2002

/s/ Jesse Sackman       President and CEO

______________________________________

Signed by an authorized officer of LITERARY PLAYPEN, INC.

On August 30, 2002.

EXHIBIT 23

Consent of Experts

Mark Bailey & Company, Ltd.

Certified Public Accountants

Management Consultants

Office Adress:

Mailing Address:

1495 Ridgeview Drive, Ste. 200

Phone: 775/332.4200

P.O. Box 6060

Reno, Nevada 89509-6634

Fax: 775/332.4210

Reno, Nevada 89513

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to the use in this Registration Statement on Form SB – 2 of our report dated February 11, 2002, related to the December 31, 2001, financial statements of Literary Playpen, Inc., and to the reference to our Firm under the caption “Experts” in the Prospectus.

/s/ Mark Bailey & Co., Ltd

Reno, Nevada

August 28, 2002